Goldman Sachs Trust

Institutional Liquid Assets

▶ Prime Obligations Portfolio

▶ Money Market Portfolio

▶ Government Portfolio

▶ Treasury Obligations Portfolio

▶ Treasury Instruments Portfolio

▶ Federal Portfolio

▶ Tax-Exempt Diversified Portfolio

▶ Tax-Exempt California Portfolio

▶ Tax-Exempt New York Portfolio

ANNUAL REPORT
December 31, 2002

Goldman
Sachs

Letter to Shareholders

Dear Shareholders:

We welcome the opportunity to provide you with a summary of the trends and key events that affected the economy and the Goldman Sachs Institutional Liquid Assets (ILA) Portfolios during the one-year reporting period that ended December 31, 2002.

The Economy in Review

As the 2002 reporting period began, the events of September 11 continued to reverberate throughout the world. Yet, in a surprising show of strength, U.S. gross domestic product ("GDP") for the first quarter of 2002 grew at a rate of 5.0%. However, this positive news was overshadowed by the series of highly publicized accounting scandals. Downside earnings guidance from companies across a range of sectors contributed to the woes in the equity markets, as did news of a sharp decline in GDP growth for the second quarter, which grew only 1.3%. While third quarter 2002 GDP growth was 4.0%, many economists are expecting that U.S. growth during the last quarter of 2002 will fall back to the 1-2% range. Acknowledging that consumer and business confidence was wavering, the Federal Reserve Board (the "Fed") moved into action in early November by lowering the federal funds rate to 1.25%, a 41-year low.

Bond Market Review

In contrast to the very weak equity markets, the bond market in general performed well during the reporting period. While fixed income securities experienced their share of volatility—due in part to mixed signals on the economic front—their prices in both the U.S. and abroad generally rose. During the reporting period, the overall U.S. fixed income market, as measured by the Lehman Brothers Global Aggregate Bond Index, returned 10.3%, while the J.P. Morgan Global Government Bond Index returned 8.4%. The combination of falling interest rates and increased demand from investors seeking "safer havens" amid the turmoil in the equity markets contributed to price gains in high quality sectors such as government securities.

Strategy

Taxable—Given the very little change in monetary policy in 2002, we maintained the weighted average maturities ("WAMs") of the commercial paper and government portfolios at the higher end of their ranges throughout the year. Looking ahead, we will continue to look for attractive opportunities on the yield curve to maintain the Portfolios' neutral to long WAMs. Currently, we are looking to maintain the WAMs of the taxable portfolios in the longer range of 40-55 days.

Tax Exempt—The tax-exempt universe experienced stable cash flows for most of 2002. Once the Fed lowered the federal funds rate to 1.25% in November, the tax-exempt portfolios finished the year with substantial cash inflows. Increased issuance in the one-year sector provided opportunities for us to maintain the Portfolios' WAMs in the upper end of their ranges throughout the period. Going forward, we will continue to look for attractive opportunities on the yield curve and remain watchful for any additional interest rate policy decisions made by the Fed.

Letter to Shareholders

(continued)

Summary of ILA Portfolios Institutional Units/Shares*
as of December 31, 2002.

ILA Portfolios	Standardized 7-Day Current Yield	Standardized 7-Day Effective Yield	1-Month Simple Average Yield	Weighted Avg. Maturity (days)
Prime Obligations	1.04%	1.04%	1.03%	26
Money Market	1.12	1.13	1.13	44
Government	0.98	0.98	0.99	26
Treasury Obligations	0.92	0.92	1.09	44
Treasury Instruments	0.91	0.92	1.10	55
Federal	1.05	1.06	1.12	39
Tax-Exempt Diversified	1.08	1.09	0.87	42
Tax-Exempt California	0.96	0.97	0.76	41
Tax-Exempt New York	1.03	1.03	0.83	42

* ILA offers three separate classes of units (Institutional (ILA), Administration, and Service) and one class of shares (Cash Management), each of which is subject to different fees and expenses that affect performance and entitle unitholders/shareholders to different services. The Administration and Service Units offer financial institutions the opportunity to receive a fee for providing administrative support. The Administrative Units pay 0.15% plus 0.10% from the Adviser for a total of 0.25% of the average daily net assets attributable to Administration Units. The Service Units pay 0.40% plus 0.10% from the Adviser for a total of 0.50% of the average daily net assets attributable to Service Units. The Cash Management Shares pay a service fee of up to 0.50%, a distribution (12b-1) fee of up to 0.50%, plus 0.30% from the Adviser for a total of up to 1.30% of the average daily net assets attributable to Cash Management Shares. Furthermore, in addition to these classes, Prime Obligations offers Class B and Class C Units, which are subject to distribution (12b-1) and personal and account maintenance service fees equal to 0.75% and 0.25%, respectively, of the average daily net assets attributable to Class B and Class C Units, and may be subject to contingent deferred sales charges. If these fees and/or sub-charges were reflected in the above performance, performance would have been reduced. From time to time Goldman Sachs Asset Management may voluntarily waive a portion of the existing distribution and/or service fees of the Portfolios. Past performance is no guarantee of future results. Yields will vary. An investment in any of the ILA Portfolios is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolios seek to preserve the value of your investment at $1.00 per unit/share, it is possible to lose money by investing in the Portfolios. More complete information, including management fees and expenses, is included in the ILA Portfolios' prospectuses, or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550.

Economic Outlook

U.S. economic data was mixed in 2002. Although signs of stabilization were evident in 2002, persuasive indications of a strong U.S. economic recovery did not materialize. Evidence is mounting that the U.S. economy will be weak in 2003. With strains building on both consumers and businesses, it is expected that growth will slow in the new year. Given this assessment, Goldman Sachs economists anticipate that the Fed will not change monetary policy in the near term.

In closing, we thank you for your continued support. As in the past, we will look for additional ways to improve our services, while seeking to provide competitive performance. We welcome your suggestions and questions and look forward to another productive year in 2003.

Goldman Sachs Money Market Management Team
January 15, 2003

Goldman Sachs Trust
Institutional Liquid Assets

Taxable Portfolios

Prime Obligations Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities, and repurchase agreements.

Money Market Portfolio. The Portfolio invests in securities of the U.S. government, its agencies, authorities and instrumentalities, U.S. dollar denominated obligations of U.S. and foreign banks, U.S. dollar denominated commercial paper and other short-term obligations of U.S. and foreign companies, foreign governments, states, municipalities and other entities, and repurchase agreements.

Government Portfolio. The Portfolio invests, directly or indirectly, only in securities of the U.S. government, its agencies, authorities and instrumentalities, and repurchase agreements relating to such securities.

Treasury Obligations Portfolio. The Portfolio invests only in securities issued by the U.S. Treasury which are backed by the full faith and credit of the U.S. government, and repurchase agreements relating to such securities.

Treasury Instruments Portfolio. The Portfolio invests only in certain U.S. Treasury Obligations, the interest income from which is generally exempt from state income taxation.

Federal Portfolio. The Portfolio invests only in certain securities of the U.S. government and certain of its agencies, authorities and instrumentalities, the interest income from which is generally exempt from state income taxation.

Tax-Exempt Portfolios

Tax-Exempt Diversified Portfolio. The Portfolio invests in municipal obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, authorities and instrumentalities, and the District of Columbia, the interest from which, if any, is exempt from federal income tax, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt California Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of California and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal and California state income taxes, and not an item of tax preference under the federal alternative minimum tax.

Tax-Exempt New York Portfolio. The Portfolio is a non-diversified portfolio consisting primarily of municipal obligations issued by or on behalf of the State of New York and its political subdivisions, agencies and instrumentalities and other obligations that are exempt from federal, New York State and New York City income taxes, and not an item of tax preference under the federal alternative minimum tax.

ILA Prime Obligations Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—49.3%			
Asset-Backed			
Asset Portfolio Funding Corp.			
$ 13,809,000	1.40%	01/17/2003	$ 13,800,408
Blue Ridge Asset Funding			
25,000,000	1.71	01/07/2003	24,992,875
Delaware Funding Corp.			
26,691,000	1.32	02/11/2003	26,650,875
Eagle Funding Capital Corp.			
15,000,000	1.41	01/07/2003	14,996,475
Falcon Asset Securitization Corp.			
25,000,000	1.78	01/15/2003	24,982,694
10,000,000	1.34	03/20/2003	9,970,967
FCAR Owner Trust Series I			
25,000,000	1.73	01/14/2003	24,984,382
Ford Credit Floorplan Master Owner			
25,000,000	1.82	01/17/2003	24,979,778
Forrestal Funding			
25,000,000	1.34	03/12/2003	24,934,861
Fountain Square Commerce Funding			
16,025,000	1.76	01/15/2003	16,014,032
Jupiter Securitization Corp.			
25,000,000	1.71	01/06/2003	24,994,062
16,020,000	1.78	04/21/2003	15,932,869
Kittyhawk Funding Corp.			
25,000,000	1.78	01/10/2003	24,988,875
Park Avenue Receivables Corp.			
19,707,000	1.32	02/07/2003	19,680,264
Stellar Funding Group, Inc.			
14,799,000	1.76	01/21/2003	14,784,530
12,283,000	1.83	04/25/2003	12,211,820
Three Pillars Funding Corp.			
20,000,000	1.43	01/14/2003	19,989,708
19,617,000	1.76	01/17/2003	19,601,655
Variable Funding Capital Corp.			
25,000,000	1.72	02/26/2003	24,933,111
Business Credit Institutions			
General Electric Capital International Funding			
10,000,000	1.71	03/03/2003	9,971,025
Security and Commodity Brokers, Dealers and Services			
Merrill Lynch & Co., Inc.			
25,000,000	1.65	03/19/2003	24,911,771
Salomon Smith Barney Holdings, Inc.			
25,000,000	1.33	03/12/2003	24,935,347
Total Commercial Paper and Corporate Obligations			$443,242,384

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Bankers Acceptance—1.6%			
Wachovia Bank N.A.			
$ 15,000,000	1.53%	04/24/2003	$ 14,927,963
Total Bankers Acceptance			$ 14,927,963
Bank and Medium-Term Notes—1.1%			
General Electric Capital Corp.			
$ 5,000,000	1.46%#	01/09/2003	$ 5,000,000
U.S. Bank, N.A.			
5,000,000	2.52	05/14/2003	4,999,453
Total Bank and Medium-Term Notes			$ 9,999,453
Certificates of Deposit—1.7%			
Marshall & IIsley Bank			
$ 5,000,000	2.60%	05/06/2003	$ 5,000,169
U.S. Bank, N.A.			
10,000,000	2.51	06/02/2003	10,000,000
Total Certificates of Deposit			$ 15,000,169
U.S. Government Agency Obligations—1.7%			
Federal Home Loan Bank			
$ 10,000,000	1.27%#	02/19/2003	$ 9,999,476
5,000,000	3.00	04/25/2003	4,999,665
Total U.S. Government Agency Obligations			$ 14,999,141
Variable Rate Obligations#—10.5%			
American Express Credit Corp.			
$ 19,400,000	1.48%	01/10/2003	$ 19,405,273
Monumental Life Insurance Co.†			
20,000,000	1.55	01/01/2003	20,000,000
Morgan Stanley Dean Witter & Co.			
20,000,000	1.33	01/01/2003	20,000,000
Pacific Mutual Life Insurance Co.†			
25,000,000	1.41	01/01/2003	25,000,000
Wachovia Bank N.A.			
10,000,000	1.32	01/01/2003	10,000,000
Total Variable Rate Obligations			$ 94,405,273
Total Investments before Repurchase Agreements			$592,574,383

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements*—34.1%			
Joint Repurchase Agreement Account I			
$106,700,000	1.09%	01/02/2003	$106,700,000
Maturity Value: $106,706,481			
Joint Repurchase Agreement Account II			
200,000,000	1.25	01/02/2003	200,000,000
Maturity Value: $200,013,889			
Total Repurchase Agreements			$306,700,000
Total Investments			$899,274,383

\# Variable or floating rate security index is based on the LIBOR or federal funds rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on December 31, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Money Market Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations—36.0%			
Asset-Backed			
Atlantis One Funding Corp.			
$ 20,000,000	1.54%	02/07/2003	$ 19,968,344
50,000,000	1.34	03/21/2003	49,853,521
Edison Asset Securitization Corp.			
15,000,000	1.75	01/21/2003	14,985,417
Falcon Asset Securitization Corp.			
18,270,000	1.34	03/20/2003	18,216,956
37,525,000	1.33	04/17/2003	37,378,048
Nieuw Amsterdam Receivables Corp.			
25,000,000	1.76	01/17/2003	24,980,444
Three Pillars Funding Corp.			
24,144,000	1.41	01/13/2003	24,132,652
Thunder Bay Funding, Inc.			
18,020,000	1.40	01/15/2003	18,010,189
Tulip Funding Corp.			
21,511,000	1.34	03/27/2003	21,442,942
Variable Funding Capital Corp.			
24,500,000	1.73	01/17/2003	24,481,162
25,000,000	1.70	02/26/2003	24,933,889
Windmill Funding Corp.			
25,000,000	1.34	02/19/2003	24,954,403
Asset-Backed-Special Purpose Finance Companies			
CXC, Inc.			
25,000,000	1.77	03/11/2003	24,915,188
Scaldis Capital LLC			
24,324,000	1.35	03/24/2003	24,249,204
Stellar Funding Group, Inc.			
15,379,000	1.65	04/07/2003	15,311,332
Business Credit Institutions			
General Electric Capital Corp.			
20,000,000	1.71	03/03/2003	19,942,050
Commercial Banks			
Bank of Nova Scotia			
25,000,000	1.78	04/15/2003	24,871,445
Depfa Bank Europe PLC			
50,000,000	1.79	01/16/2003	49,962,708
Hamburgische Landesbank Girozentrale			
50,000,000	1.33	02/18/2003	49,911,333
Natexis Banques Populaire			
20,000,000	1.68	02/07/2003	19,965,467
Standard Life Funding BV			
25,000,000	1.65	03/27/2003	24,902,604

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Commercial Paper and Corporate Obligations (continued)			
Insurance Carriers			
ING America Insurance Holdings			
$ 20,000,000	1.34%	03/11/2003	$ 19,948,633
Oil & Gas Extraction			
Shell Finance PLC			
24,000,000	1.72	03/19/2003	23,911,707
Savings Institutions			
Alliance & Leicester PLC			
10,000,000	1.63	04/10/2003	9,955,175
15,000,000	1.65	04/11/2003	14,931,458
25,000,000	1.78	04/22/2003	24,862,792
Total Commercial Paper and Corporate Obligations			$ 650,979,063
Bankers Acceptance—1.1%			
Wachovia Bank N.A.			
$ 20,000,000	1.53%	04/29/2003	$ 19,899,700
Total Bankers Acceptance			$ 19,899,700
Certificates of Deposit—1.4%			
Landesbank Baden-Wuerttemberg			
$ 25,000,000	1.78%	04/22/2003	$ 25,016,008
Total Certificates of Deposit			$ 25,016,008
Bank Note — 1.4%			
World Savings Bank FSB			
$ 25,000,000	1.53%	02/07/2003	$ 24,999,705
Total Bank Note			$ 24,999,705
Certificates of Deposit-Eurodollar—1.9%			
HBOS Treasury Services PLC			
$ 10,000,000	1.63%	03/03/2003	$ 10,000,000
Unicredito Italiano SpA			
25,000,000	1.38	05/23/2003	25,000,000
Total Certificates of Deposit-Eurodollar			$ 35,000,000
Certificates of Deposit-Yankeedollar—4.7%			
Credit Agricole Indosuez, New York			
$ 25,000,000	2.48%	06/05/2003	$ 24,996,326
Rabobank Nederland			
25,000,000	3.06	04/25/2003	24,996,937

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Certificates of Deposit-Yankeedollar (continued)			
Westdeutsche Landesbank Girozentrale			
$ 10,000,000	2.21%	08/08/2003	$ 9,999,109
Westpac Banking Corp.			
25,000,000	2.70	04/15/2003	24,998,595
Total Certificates of Deposit-Yankeedollar			$ 84,990,967
Medium-Term Note Eurodollar#—0.5%			
Morgan Stanley Dean Witter			
$ 10,000,000	1.60%	03/13/2003	$ 10,002,451
Total Medium-Term Note-Eurodollar			$ 10,002,451
U.S. Government Agency Obligations—4.2%			
Federal Home Loan Bank			
$ 50,000,000	1.27%#	02/19/2003	$ 49,997,381
10,000,000	3.00	04/25/2003	9,999,331
Federal National Mortgage Association			
15,923,000	1.42	04/02/2003	15,865,845
Total U.S. Government Agency Obligations			$ 75,862,557

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Variable Rate Obligations#—21.6%			
American Express Credit Corp.			
$ 25,000,000	1.50%	01/10/2003	$ 25,012,149
Bayerische Landesbank GI, New York			
25,000,000	1.34	01/24/2003	24,997,765
BellSouth Telecommunications, Inc.			
50,000,000	1.46	03/04/2003	50,000,000
Danske Bank, New York			
25,000,000	1.34	01/22/2003	24,995,238
General Electric Capital Corp.			
15,000,000	1.46	01/09/2003	15,000,000
25,300,000	1.42	01/24/2003	25,302,214
HBOS Treasury Services PLC			
25,000,000	1.61	02/20/2003	25,000,000
J.P. Morgan Chase & Co.			
20,000,000	1.53	02/28/2003	20,005,510
Monumental Life Insurance Co.†			
25,000,000	1.55	01/01/2003	25,000,000
Nationwide Building Society			
20,000,000	1.42	01/14/2003	20,000,000
New York Life Insurance Co.†			
10,000,000	1.49	01/01/2003	10,000,000
25,000,000	1.88	01/01/2003	25,000,000
Royal Bank of Canada			
25,000,000	1.34	01/22/2003	24,992,727
Societe Generale			
25,000,000	1.34	01/22/2003	24,997,600
Svenska Handelsbanken AB			
50,000,000	1.34	01/27/2003	49,991,960
Total Variable Rate Obligations			$ 390,295,163
Total Investments before Repurchase Agreements			$1,317,045,614

The accompanying notes are an integral part of these financial statements.

ILA Money Market Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements*—27.0%			
Joint Repurchase Agreement Account I			
$ 63,100,000	1.09%	01/02/2003	$ 63,100,000
Maturity Value: $63,103,833			
Joint Repurchase Agreement Account II			
425,000,000	1.25	01/02/2003	425,000,000
Maturity Value: $425,029,514			
Total Repurchase Agreements			$ 488,100,000
Total Investments			$1,805,145,614

\# Variable or floating rate security index is based on the LIBOR rate.

† Insurance company issued short-term funding agreement.

* Unless noted, all repurchase agreements were entered into on December 31, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Government Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—64.9%			
Federal Farm Credit Bank			
$ 15,000,000	1.73%	01/02/2003	$ 14,999,947
Federal National Mortgage Association			
50,000,000	1.10	01/02/2003	49,998,472
20,000,000	1.65	01/22/2003	19,980,750
10,000,000	1.62	02/26/2003	9,974,800
10,000,000	1.28	03/12/2003	9,975,111
5,000,000	1.68	03/19/2003	4,982,033
5,385,000	1.71	04/16/2003	5,358,142
10,000,000	1.32	06/04/2003	9,943,534
Total U.S. Government Agency Obligations			**$ 125,212,789**
Total Investments before Repurchase Agreements			**$ 125,212,789**
Repurchase Agreements^*—35.1%			
Deutsche Bank			
$ 10,000,000	1.30%	01/14/2003	$ 10,000,000
Maturity Value: $10,022,028			
Dated: November 14, 2002			
Joint Repurchase Agreement Account I			
47,700,000	1.09	01/02/2003	47,700,000
Maturity Value: $47,702,897			
Merrill Lynch & Co., Inc.			
10,000,000	1.29	02/14/2003	10,000,000
Maturity Value: $10,030,817			
Dated: November 20, 2002			
Total Repurchase Agreements			**$ 67,700,000**
Total Investments			**$ 192,912,789**

^ At December 31, 2002, these agreements were fully collateralized by U.S. Treasury obligations and federal agency obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Obligations Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—26.8%			
United States Treasury Bills			
$ 20,000,000	1.42%	05/01/2003	$ 19,905,667
210,000,000	1.55	05/01/2003	208,918,500
92,000,000	1.23	06/05/2003	91,512,783
225,000,000	1.30	06/05/2003	223,745,469
110,000,000	1.21	06/26/2003	109,349,289
United States Treasury Notes			
25,000,000	5.50	05/31/2003	25,306,152
25,000,000	5.38	06/30/2003	25,491,604
Total U.S. Treasury Obligations			$ 704,229,464
Total Investments before Repurchase Agreements			$ 704,229,464
Repurchase Agreements^*—73.3%			
Bank of America Grand Cayman			
$115,000,000	1.05%	01/02/2003	$ 115,000,000
Maturity Value: $115,006,708			
C.S. First Boston Corp.			
75,000,000	1.15	01/02/2003	75,000,000
Maturity Value: $75,004,792			
Deutsche Bank			
100,000,000	1.10	01/02/2003	100,000,000
Maturity Value: $100,006,111			
Goldman, Sachs & Co.			
115,000,000	1.07	01/02/2003	115,000,000
Maturity Value: $115,006,836			
Greenwich Capital			
115,000,000	1.08	01/02/2003	115,000,000
Maturity Value: $115,006,900			
Joint Repurchase Agreement Account I			
1,054,400,000	1.09	01/02/2003	1,054,400,000
Maturity Value: $1,054,464,045			
Lehman Brothers Holdings			
115,000,000	1.21	01/02/2003	115,000,000
Maturity Value: $115,027,057			
Dated: December 26, 2002			
Merrill Lynch & Co., Inc.			
115,000,000	1.05	01/02/2003	115,000,000
Maturity Value: $115,006,708			

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Repurchase Agreements (continued)			
UBS Warburg LLC			
$125,000,000	1.25%	03/04/2003	$ 125,000,000
Maturity Value: $125,394,965			
Dated: December 3, 2002			
Total Repurchase Agreements			$1,929,400,000
Total Investments			$2,633,629,464

^ At December 31, 2002, these agreements were fully collateralized by U.S. Treasury obligations.

* Unless noted, all repurchase agreements were entered into on December 31, 2002.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Treasury Instruments Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Treasury Obligations—135.1%			
United States Treasury Bills			
$ 45,300,000	1.07%	01/02/2003	$ 45,298,654
22,300,000	1.08	01/02/2003	22,299,334
1,200,000	1.18	01/02/2003	1,199,961
20,000,000	1.19	01/02/2003	19,999,342
4,600,000	1.41	01/02/2003	4,599,820
138,700,000	1.55	01/02/2003	138,694,047
15,800,000	1.39	01/16/2003	15,790,849
2,500,000	1.03	01/23/2003	2,498,434
18,200,000	1.13	01/23/2003	18,187,432
10,800,000	1.15	01/23/2003	10,792,410
30,000,000	1.42	01/23/2003	29,973,967
25,000,000	1.49	01/23/2003	24,977,312
39,700,000	1.55	01/23/2003	39,662,517
200,000,000	1.14>	01/30/2003	199,822,667
40,000,000	1.20	01/30/2003	39,961,333
19,100,000	1.16	03/20/2003	19,052,202
65,000,000	1.25	05/01/2003	64,730,250
75,000,000	1.23	05/22/2003	74,640,156
Total U.S. Treasury Obligations			$ 772,180,687
Total Investments			$ 772,180,687

> Forward commitment

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Federal Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—99.9%			
Federal Farm Credit Bank			
$375,400,000	1.23%#‡	01/01/2003	$ 375,400,000
30,000,000	1.25#	01/01/2003	30,000,000
25,000,000	1.27#	01/01/2003	24,992,689
50,000,000	1.27#	01/01/2003	49,985,219
70,000,000	1.24	01/03/2003	69,995,178
65,000,000	1.29#	01/06/2003	64,988,846
50,000,000	1.32#	01/10/2003	49,985,602
206,500,000	1.12#‡	01/15/2003	206,500,000
75,000,000	1.22	01/16/2003	74,961,875
50,000,000	1.29#	01/16/2003	49,975,872
50,000,000	1.21	01/21/2003	49,966,389
30,000,000	1.32#	01/27/2003	29,989,436
50,000,000	1.67#	01/27/2003	49,998,864
51,172,000	1.73	02/03/2003	51,174,930
67,750,000	1.21	02/20/2003	67,636,142
100,000,000	1.25	02/24/2003	99,812,500
60,000,000	1.26#	02/24/2003	59,983,861
25,000,000	2.95	04/01/2003	24,998,890
Federal Home Loan Bank			
50,000,000	1.22#	01/01/2003	49,996,563
1,300,000	1.18	01/02/2003	1,299,957
100,000,000	1.25#	01/02/2003	99,973,249
20,000,000	1.27	01/02/2003	19,999,297
38,000,000	1.25	01/03/2003	37,997,361
120,000,000	1.29#	01/03/2003	119,995,199
80,000,000	1.61	01/03/2003	79,992,844
80,000,000	1.63	01/08/2003	79,974,644
60,000,000	5.13	01/13/2003	60,054,048
40,000,000	1.66#	01/18/2003	39,991,413
50,000,000	1.67#	01/21/2003	49,991,743
75,000,000	1.27#	01/23/2003	74,998,575
500,000	1.25	01/24/2003	499,601
30,000,000	1.69	01/24/2003	29,967,704
175,000,000	1.30#	01/26/2003	174,992,558
55,000,000	1.62#	01/30/2003	54,992,390
39,000,000	1.49	01/31/2003	38,951,737
65,592,000	1.67	01/31/2003	65,500,718
65,000,000	1.44#	02/07/2003	64,961,473
100,000,000	1.26	02/14/2003	99,846,000
25,000,000	5.00	02/14/2003	25,109,258
100,000,000	1.25	02/19/2003	99,829,861
115,000,000	1.27#	02/19/2003	114,993,812
50,000,000	1.25#	03/04/2003	49,976,939
17,300,000	1.26	03/05/2003	17,261,854

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations (continued)			
Federal Home Loan Bank (continued)			
$ 50,000,000	1.67%	03/12/2003	$ 49,837,639
50,000,000	1.28	03/14/2003	49,872,500
28,046,000	1.66	03/14/2003	27,952,887
30,000,000	1.25#	03/15/2003	29,991,776
50,000,000	1.24#	03/17/2003	49,986,297
25,000,000	1.67	03/21/2003	24,908,656
26,950,000	1.68	04/11/2003	26,824,233
50,000,000	1.43	04/25/2003	49,774,375
50,000,000	1.44	04/25/2003	49,772,792
10,925,000	1.67	04/25/2003	10,867,225
25,000,000	3.00	04/25/2003	24,998,326
20,000,000	2.84	05/05/2003	19,999,366
25,000,000	2.90	05/05/2003	24,998,774
55,215,000	1.28	06/13/2003	54,894,998
50,000,000	2.15	08/07/2003	49,999,627
25,000,000	6.38	11/14/2003	26,063,733
Student Loan Marketing Association			
50,000,000	1.43#	01/02/2003	49,989,940
40,000,000	1.22	01/03/2003	39,997,289
59,300,000	1.16	01/07/2003	59,288,535
35,000,000	2.65	06/13/2003	34,996,626
20,000,000	2.60	07/02/2003	20,007,299
Total U.S. Government Agency Obligations			$3,756,517,984
Total Investments			$3,756,517,984

\# Variable or floating rate security index is based on either U.S. Treasury Bill, LIBOR, or Prime lending rate.

‡ Federal Farm Credit Banks Funding Corporation issued Master Note Purchase Agreement.

Interest rates represent either the stated coupon rate, annualized yield on date of purchase for discounted securities, or, for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security or the next interest reset date for floating rate securities.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Alabama—3.2%			
Birmingham Alabama GO VRDN Capital Improvement Series 1998 A (Regions Bank LOC) (A-1/VMIG1)			
$ 3,795,000	1.55%	01/02/2003	$ 3,795,000
Columbia IDB VRDN PCRB Refunding for Alabama Co. Series 1996 A (A-1/VMIG1)			
9,000,000	1.80	01/02/2003	9,000,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1995 A (A-1/VMIG1)			
7,000,000	1.80	01/02/2003	7,000,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 B (A-1/VMIG1)			
16,200,000	1.80	01/02/2003	16,200,000
Columbia IDB VRDN PCRB Refunding for Alabama Power Co. Project Series 1999 C (A-1/VMIG1)			
8,800,000	1.85	01/02/2003	8,800,000
Jefferson County Alabama Sewer Revenue VRDN for Capital Improvement Series 2002 A (FGIC) (JP Morgan Chase & Co. SPA) (A-1+)			
3,500,000	1.60	01/02/2003	3,500,000
Mobile City IDRB VRDN PCRB for Alabama Power Co. Series 1993 A (A-1/VMIG1)			
7,000,000	1.62	01/02/2003	7,000,000
			$ 55,295,000
Alaska—0.4%			
Alaska State Housing Finance Corp. VRDN for Housing Development Series 2000 B (A-1+/VMIG1)			
$ 6,405,000	1.50%	01/01/2003	$ 6,405,000
Arizona—0.9%			
Mesa IDA VRDN RB for Discovery Health Systems Series 1999 B (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 15,865,000	1.59%	01/01/2003	$ 15,865,000
California—2.0%			
California Statewide Communities TRANS Series 2002 B (SP-1+/MIG1)			
$ 32,000,000	3.00%	06/30/2003	$ 32,201,600

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 B (A-1+/VMIG1)			
$ 2,000,000	1.57%	01/01/2003	$ 2,000,000
			$ 34,201,600
Colorado—0.7%			
Colorado State General Fund TRANS Series 2002 A (SP-1+)			
$ 12,000,000	3.00%	06/27/2003	$ 12,084,780
Florida—3.8%			
Broward County Housing Finance Authority VRDN MF Hsg. RB for Sanctuary Apartments Project Series 1985 (VMIG1)			
$ 5,500,000	1.22%	01/01/2003	$ 5,500,000
Broward County Housing Finance Authority VRDN MF Hsg. Refunding for Island Club Apartments Series 2001 A (A-1+)			
2,500,000	1.22	01/02/2003	2,500,000
Florida Board of Education VRDN Eagle Tax-Exempt Trust Series 20010906 Class A COPS (FGIC) (Citibank) (A-1+)			
1,500,000	1.61	01/02/2003	1,500,000
Florida DOT VRDN Eagle Tax-Exempt Trust Series 96 C0903 Class A (A-1+)			
12,000,000	1.61	01/02/2003	12,000,000
Florida Local Government Financing Commission Pooled CP Notes Series A (Wachovia) (A-1/P-1)			
5,000,000	1.25	02/14/2003	5,000,000
Jacksonville Health Facilities Authority Hospital VRDN RB for Baptist Medical Center Project (Wachovia LOC) (A-1)			
9,270,000	1.35	01/02/2003	9,270,000
Jacksonville Health Facilities CP Series 2001 A (Mayo Foundation) (MIG1)			
10,000,000	1.40	01/23/2003	10,000,000
Jea Variable Right Water & Sewer CP Series 2001 D (A-1/MIG1)			
9,000,000	1.05	02/19/2003	9,000,000
Kissimmee Utility Authority CP (P-1)			
8,000,000	1.10	02/28/2003	8,000,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Florida (continued)			
Orange County Educational Facilities Authority VRDN RB for Rollins College Project Series 2001 (Bank of America LOC) (VMIG1)			
$ 3,305,000	1.80%	01/02/2003	$ 3,305,000
			$ 66,075,000
Georgia—4.1%			
Bartow County IDA VRDN PCRB for Georgia Power Co. First Series 1997 (A-1/VMIG1)			
$ 12,200,000	1.80%	01/02/2003	$ 12,200,000
Dekalb County Hospital Authority Revenue Anticipation Certificates VRDN for Dekalb Medical Center, Inc. Series 1993 B (Suntrust Bank LOC) (VMIG1)			
3,385,000	1.55	01/01/2003	3,385,000
Effingham County IDA VRDN PCRB Adjustment for Savannah Electric & Power Co. Project Series 1997 (A-1/VMIG1)			
1,800,000	1.80	01/02/2003	1,800,000
Fulco Hospital Authority VRDN RANS for Peidmont Hospital Project Series 1999 (Suntrust Bank LOC) (A-1+/VMIG1)			
9,140,000	1.55	01/01/2003	9,140,000
Monroe County Development Authority VRDN PCRB for Georgia Power Co. Scherer First Series 1995 (VMIG1)			
8,000,000	1.80	01/02/2003	8,000,000
Municipal Electric Authority of Georgia CP Series 2002 B (Bayerische, Westlb and Wachovia LOC) (A-1+)			
7,973,000	1.10	01/06/2003	7,973,000
Municipal Electric Authority of Georgia VRDN RB General Resolution Project Subseries 2000 B (MBIA) (Bayerische Landesbank Girozentrale (33.33%), Landesbank Hessen-Thueringen (33.33%) and Westdeutsche Landesbank (33.33%) LOC) (A-1/VMIG1)			
6,700,000	1.45	01/01/2003	6,700,000
Municipal Electric Authority of Georgia VRDN RB General Subseries 1985 C (Bayerische Landesbank LOC) (A-1/VMIG1)			
14,500,000	1.55	01/01/2003	14,500,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Georgia (continued)			
Putnam County IDA VRDN PCRB for Georgia Power Co. Pollution Project Second Series 1997 (A-1/VMIG1)			
$ 5,250,000	1.80%	01/02/2003	$ 5,250,000
Savannah Economic Development Authority VRDN PCRB Refunding Savannah Electric & Power Project Series 1993 (A-1/VMIG1)			
1,300,000	1.65	01/02/2003	1,300,000
			$ 70,248,000
Idaho—0.4%			
Idaho Health Facilities Authority VRDN RB for St. Luke's Regional Medical Center Series 2000 (FSA) (A-1+/VMIG1)			
$ 4,720,000	1.63%	01/01/2003	$ 4,720,000
Idaho State GO TANS Series 2002 (SP-1+/MIG1)			
3,000,000	3.00	06/30/2003	3,021,585
			$ 7,741,585
Illinois—7.6%			
Chicago Illinois GO VRDN for Neighborhoods Alive Series 2002 21-B (MBIA) (Lloyds TSB Bank PLC SPA) (A-1+/VMIG1)			
$ 9,500,000	1.55%	01/02/2003	$ 9,500,000
Chicago Illinois VRDN Series 2002 B (FGIC) (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)			
6,000,000	1.60	01/02/2003	6,000,000
Chicago Illinois Waste Water Transmission VRDN RB Merlots Series 2001 A 125 (MBIA) (VMIG1)			
1,000,000	1.65	01/01/2003	1,000,000
City of Chicago Board of Education GO VRDN Series 2000 C (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)			
10,000,000	1.50	01/02/2003	10,000,000
City of Chicago Board of Education GO VRDN Series 2000 D (FSA) (Dexia Public Finance SPA) (A-1+/VMIG1)			
17,500,000	1.55	01/02/2003	17,500,000
Cook County Illinois VRDN Capital Improvement Series 2002 B (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
13,000,000	1.23	01/01/2003	13,000,000

The accompanying notes are an integral part of these financial statements.

14

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Illinois (continued)			
Evanston GO VRDN for Recreation Center Project Series 2000 C (Bank of America N.A. SPA) (VMIG1)			
$ 5,000,000	1.55%	01/02/2003	$ 5,000,000
Illinois Development Finance Authority Revenue VRDN for Bradley University Project Series 2002 (FGIC) (National City Bank SPA) (A-1)			
4,000,000	1.65	01/02/2003	4,000,000
Illinois GO VRDN Eagle Tax-Exempt Trust Series 96 C1301 Class A (A-1+)			
4,900,000	1.61	01/02/2003	4,900,000
Illinois Health Facilities Authority Revenue VRDN Resurrection Health Series 1999 B (FSA) (Lasalle Bank N.A. SPA) (A-1/VMIG1)			
10,000,000	1.55	01/01/2003	10,000,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 C (Bank One Illinois, N.A. LOC) (A-1/VMIG1)			
8,075,000	1.60	01/01/2003	8,075,000
Illinois Health Facilities Authority VRDN for The Revolving Fund Pooled Finance Program Series 1985 D (Bank One, N.A. LOC) (A-1/VMIG1)			
13,150,000	1.60	01/01/2003	13,150,000
Illinois State RANS Series 2002 (SP-1+/MIG1)			
9,000,000	2.50	05/15/2003	9,030,676
Illinois State VRDN Sales Tax Revenue Merlots Series 2001 A102 (Aa2)			
7,495,000	1.65	01/01/2003	7,495,000
Metropolitan Pier VRDN Eagle Tax-Exempt Trust Series 001307 (FGIC) (A-1)			
9,000,000	1.61	01/02/2003	9,000,000
Village of Sauget VRDN PCRB for Pharmacia Corp. Project Series 1992 (P-1)			
3,300,000	1.60	01/01/2003	3,300,000
			$ 130,950,676

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Indiana—3.0%			
Indiana Hospital Equipment Financing Authority VRDN Insured RB Series 1985 A (MBIA) (Bank One Trust Company SPA) (A-1/VMIG1)			
$ 30,100,000	1.55%	01/01/2003	$ 30,100,000
Indiana State Development Finance Authority Poll VRDN Refunding ALCOA Inc. Project (VMIG2)			
4,905,000	1.78	01/01/2003	4,905,000
Indiana TFA VRDN Eagle Tax-Exempt Trust Series 001401 (A-1+)			
5,000,000	1.61	01/02/2003	5,000,000
Indiana TFA VRDN Eagle Tax-Exempt Trust Series 20011401 Class A (A-1+)			
6,400,000	1.61	01/02/2003	6,400,000
Warwick County VRDN PCRB for ALCOA Project Series 1992 (A-1)			
5,000,000	1.78	01/02/2003	5,000,000
			$ 51,405,000
Iowa—2.6%			
Chillicothe City VRDN PCRB for Midamerican Energy Co./Midwest Power Systems Series 1993 A (A-1/VMIG1)			
$ 900,000	1.70%	01/01/2003	$ 900,000
Iowa Higher Education Loan Authority VRDN RB for Grinnell Private College Facilities Series 2001 (VMIG1)			
12,500,000	1.55	01/02/2003	12,500,000
Iowa State RANS Series 2002 (MIG1)			
8,000,000	2.50	06/30/2003	8,040,681
Muscatine County VRDN PCRB Pharmacia Corp. Series 1992 (P-1)			
1,000,000	1.60	01/01/2003	1,000,000
Salix City VRDN PCRB for Midwest Power Systems, Inc. Project Series 1993 (A-1/VMIG1)			
21,795,000	1.70	01/01/2003	21,795,000
			$ 44,235,681

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Kansas—0.6%			
Kansas DOT Highway Revenue VRDN RB Series 2002 D (A-1+/VMIG1)			
$ 5,000,000	1.52%	01/01/2003	$ 5,000,000
Kansas DOT Highway VRDN RB Series 2000 C-2 (A-1+/VMIG1)			
6,000,000	1.55	01/01/2003	6,000,000
			$ 11,000,000
Kentucky—2.8%			
Kentucky Association of Counties Advance TRANS (SP-1)			
$ 11,000,000	3.00%	06/30/2003	$ 11,070,388
Kentucky Development Finance Authority Hospital Revenue VRDN Series PT (FGIC) (Banque Nationale Paris SPA) (A-1)			
12,280,000	1.58	01/02/2003	12,280,000
Kentucky Economic Development Financing Authority Hospital Facilities VRDN RB for The Health Alliance of Greater Cincinnati Series 1997 D (MBIA) (Credit Suisse First Boston SPA) (A-1+/VMIG1)			
4,432,000	1.58	01/01/2003	4,432,000
Kentucky Interlocal School TRANS (SP-1+/MIG1)			
17,700,000	3.00	06/30/2003	17,816,762
Louisville & Jefferson County VRDN Eagle Tax-Exempt Trust Series 20011701 Class A COPS (MBIA) (A-1+)			
2,500,000	1.61	01/02/2003	2,500,000
			$ 48,099,150
Louisiana—2.1%			
Ascension Parish Louisiana VRDN PCRB for Vulcan Materials Co. Series 1996 (VMIG1)			
$ 8,200,000	1.65%	01/01/2003	$ 8,200,000
Louisiana Offshore Terminal Authority VRDN RB Refunding for Deepwater Port First Stage Series 1992 A (Suntrust Bank, Nashville LOC) (A-1+/VMIG1)			
10,000,000	1.80	01/02/2003	10,000,000
New Orleans Aviation Board VRDN RB Refunding Series 1993 B (MBIA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
9,655,000	1.60	01/02/2003	9,655,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Louisiana (continued)			
New Orleans Aviation Board VRDN RB Refunding Series 1995 A (MBIA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
$ 4,780,000	1.60%	01/02/2003	$ 4,780,000
Saint James Parish Louisiana VRDN PCRB Refunding for Occidental Petroleum Series 1996 (Bayerische Landesbank Girozentrale) (P-1)			
3,400,000	1.60	01/01/2003	3,400,000
			$ 36,035,000
Maryland—0.5%			
University of Maryland System Auxiliary Facility & Tuition VRDN P-Floats-PT 428 Series 2000 (A-1)			
$ 4,945,000	1.58%	01/02/2003	$ 4,945,000
Washington Suburban Sanitation District VRDN BANS Series 2001 (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
4,000,000	1.55	01/01/2003	4,000,000
			$ 8,945,000
Massachusetts—0.8%			
Massachusetts Water Resources Authority RB Series 1999 (State Street Corp. LOC) (A-1+/P-1)			
$ 5,000,000	1.35%	01/29/2003	$ 5,000,000
8,500,000	1.40	01/29/2003	8,500,000
			$ 13,500,000
Michigan—5.3%			
Michigan Building Authority VRDN Eagle Tax-Exempt Trust Series 20012204 Class A (A-1+)			
$ 8,000,000	1.61%	01/02/2003	$ 8,000,000
Michigan Building Authority VRDN P-Floats-PT 398 Series 1998 I (A-1)			
6,600,000	1.58	01/02/2003	6,600,000
Michigan Municipal Bond Authority Revenue Notes Series 2002 C-1 (SP-1+)			
28,000,000	2.25	08/22/2003	28,149,731
Michigan Municipal Bond Authority VRDN P-Floats-PT 396 Revenue Series 1998 (A-1)			
8,600,000	1.58	01/02/2003	8,600,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Michigan (continued)			
Michigan State Hospital Finance Authority VRDN RB Refunding for Trinity Health Series 2000 E (AMBAC) (Bank One SPA) (A-1+/VMIG1)			
$ 27,500,000	1.60%	01/02/2003	$ 27,500,000
Michigan State University VRDN Series 2000 A (Dexia Credit Local SPA) (A-1+/VMIG1)			
5,000,000	1.55	01/01/2003	5,000,000
University of Michigan University VRDN Revenues (A-1+/VMIG1)			
7,000,000	1.45	01/02/2003	7,000,000
			$ 90,849,731
Minnesota—0.8%			
City of Rochester MN Health Care Facilities Mayo Foundation Series 2001 A (A-1)			
$ 10,000,000	1.10%	01/14/2003	$ 10,000,000
University of Minnesota VRDN RB Series 1999 A (A-1+/VMIG1)			
4,000,000	1.60	01/01/2003	4,000,000
			$ 14,000,000
Mississippi—0.6%			
Mississippi GO VRDN Eagle Tax-Exempt Trust Series 20012401 Class A (A-1+)			
$ 10,655,000	1.61%	01/02/2003	$ 10,655,000
Missouri—1.2%			
Bi State Development Agency of Missouri Illinois Metropolitan District VRDN RB for Metrolink Cross County Project Series 2002 A (FSA) (Westlb AG SPA) (A-1+/VMIG1)			
$ 5,000,000	1.60%	01/01/2003	$ 5,000,000
Missouri Environmental Improvement & Energy VRDN PCRB Refunding for Pharmacia Corp. Series 1993 (P-1)			
5,000,000	1.55	01/02/2003	5,000,000
Missouri State Health & Educational Facility Authority Medical Research Facilities Stowers (MBIA) (Toronto-Dominion Bank SPA) (A-1/VMIG1)			
10,000,000	1.60	01/02/2003	10,000,000
			$ 20,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Nevada—0.9%			
Clark County Nevada VRDN Eagle Tax-Exempt Trust Series 002801 Class A (A-1+)			
$ 6,920,000	1.61%	01/02/2003	$ 6,920,000
Las Vegas Valley Water Distribution CP Series A (A-1+)			
8,000,000	1.15	01/09/2003	8,000,000
			$ 14,920,000
New Hampshire—0.2%			
New Hampshire GO CP Series 2000 A (A-1+)			
$ 3,000,000	1.15%	03/06/2003	$ 3,000,000
New Jersey—1.5%			
New Jersey State TRANS Series 2002 A (SP-1+/MIG1)			
$ 25,000,000	3.00%	06/12/2003	$ 25,155,390
New Mexico—2.2%			
Albuquerque NM VRDN RB Refunding for Affordable Housing Projects Series 2000 (MBIA) (Bank of America SPA) (A-1+/VMIG1)			
$ 5,720,000	1.50%	01/01/2003	$ 5,720,000
Farmington New Mexico VRDN PCRB Refunding for Arizona Public Services Co. Series 1994 B (Barclays Bank PLC LOC) (A-1+/P-1)			
14,500,000	1.70	01/02/2003	14,500,000
New Mexico State Severance Tax VRDN P-Floats-PT 1428 (A-1)			
5,000,000	1.58	01/02/2003	5,000,000
University of New Mexico VRDN RB Sub Lien Systems Improvement Series 2001 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
12,675,000	1.60	01/01/2003	12,675,000
			$ 37,895,000
New York—6.6%			
Metropolitan Transportation Authority Dedicated Tax Fund VRDN PA-656 Series 2000 A (FGIC) (A-1)			
$ 2,600,000	1.55%	01/02/2003	$ 2,600,000
New York City GO RANS Series 2002 (SP-1+/MIG1)			
20,000,000	3.75	04/11/2003	20,122,626

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Transitional Finance Authority BANS Series 2002 (SP-1+/MIG1)			
$ 15,500,000	2.50%	11/06/2003	$ 15,616,567
New York City Transitional Finance Authority Recovery VRDN Subseries 2002 3B (Bank of New York SPA) (A-1+/VMIG1)			
4,000,000	1.85	01/02/2003	4,000,000
New York City Water Finance VRDN Series 5B (Bayerische/Westlb LOC) (A-1+)			
10,500,000	1.05	02/10/2003	10,500,000
7,000,000	1.05	02/11/2003	7,000,000
New York GO VRDN Series 2002 C (C-3) (BNP Paribas LOC) (A-1+/VMIG1)			
5,000,000	1.55	01/01/2003	5,000,000
New York State Power Authority VRDN RB Subseries 2000 5 (A-1/VMIG1)			
3,100,000	1.55	01/01/2003	3,100,000
New York State Power Authority VRDN Subseries 2000 1 (A-1/VMIG1)			
8,000,000	1.55	01/01/2003	8,000,000
New York State Thruway Authority General Revenue CP Series 2002 (Landesbank Hessen LOC) (A-1+)			
5,000,000	1.10	04/09/2003	5,000,000
Sachem Central School District New York Holbrook GO TANS Series 2002 (MIG1)			
6,000,000	2.50	06/26/2003	6,026,181
Sayville New York Union Free School District GO TANS Series 2002 (MIG1)			
2,000,000	2.50	06/30/2003	2,009,467
Triborough Bridge & Tunnel Authority VRDN RB General Series 2002 F (ABN Amro Bank N.V. SPA) (A-1+/VMIG1)			
15,000,000	1.60	01/02/2003	15,000,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,500,000	1.50	01/01/2003	2,500,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 C (FSA) (A-1+/VMIG1)			
7,080,000	1.50	01/01/2003	7,080,000
			$ 113,554,841

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
North Carolina—1.7%			
North Carolina Health Care Facilities VRDN RB Series 1999 (Wachovia Bank N.A. LOC) (A-1)			
$ 9,760,000	1.55%	01/02/2003	$ 9,760,000
North Carolina State GO VRDN Series 2002 E (Bayerische Landesbank SPA) (A-1+/VMIG1)			
3,000,000	1.50	01/01/2003	3,000,000
North Carolina State GO VRDN Series 2002 F (Landesbank Baden-Wurttm SPA) (A-1+/VMIG1)			
10,000,000	1.55	01/01/2003	10,000,000
Wilmington North Carolina VRDN (Wachovia SPA) (A-1/VMIG1)			
5,820,000	1.50	01/01/2003	5,820,000
			$ 28,580,000
Ohio—2.7%			
Cuyahoga County Hospital VRDN RB for University Hospitals Health Systems, Inc. Series 1999 C (AMBAC) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
$ 13,600,000	1.60%	01/02/2003	$ 13,600,000
Franklin County Ohio Revenue Trinity Health Credit VRDN Series 2000 F (Bayerische/JP Morgan SPA) (A-1+/VMIG1)			
30,000,000	1.55	01/02/2003	30,000,000
Ohio State University General Receipts VRDN RB Series 1999 B2 (A-1+/VMIG1)			
3,150,000	1.57	01/01/2003	3,150,000
			$ 46,750,000
Oklahoma—0.5%			
Payne County Oklahoma Economic Development Authority Student Housing VRDN RB OSUF Phase III Project Series 2002 (AMBAC) (Dexia Credit Local SPA) (VMIG1)			
$ 9,500,000	1.62%	01/02/2003	$ 9,500,000
Oregon—2.1%			
Oregon State GO VRDN Series 1985 73-G (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 4,000,000	1.55%	01/01/2003	$ 4,000,000

The accompanying notes are an integral part of these financial statements.

18

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Oregon (continued)			
Oregon State GO VRDN Series 1985 73-H (Bayerische Landesbank SPA) (A-1+/VMIG1)			
$ 15,000,000	1.55%	01/01/2003	$ 15,000,000
Oregon State TANS Series 2002 A (SP-1+/MIG1)			
16,500,000	3.25	05/01/2003	16,566,452
			$ 35,566,452
Pennsylvania—5.3%			
Commonwealth of Pennsylvania GO VRDN Bonds First Series 1994 Eagle Tax-Exempt Trust 943804 Class A COPS (AMBAC) (Citibank) (A-1+)			
$ 14,400,000	1.61%	01/02/2003	$ 14,400,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 1999 (AMBAC) (PNC Bank, NA) (A-1/VMIG1)			
3,945,000	1.55	01/01/2003	3,945,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2001 (AMBAC) (Wachovia) (A-1+)			
9,170,000	1.55	01/01/2003	9,170,000
Lancaster County Hospital Authority VRDN RB for Health Center Masonic Homes Series 2002 (AMBAC) (A-1/VMIG1)			
5,775,000	1.55	01/01/2003	5,775,000
Pennsylvania State Turnpike Commission VRDN RB Series 2002 A1 (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
5,000,000	1.50>	01/01/2003	5,000,000
Pennsylvania State Turnpike Commission VRDN RB Series 2002 B (Dexia Credit Local SPA) (A-1+/VMIG1)			
8,965,000	1.55	01/02/2003	8,965,000
Pennsylvania State University VRDN RB Series 2002 A (Toronto-Dominion Bank SPA) (A-1/VMIG1)			
10,000,000	1.57	01/02/2003	10,000,000
Philadelphia Pennsylvania Hospital & Higher Education Facilities Authority VRDN RB for Childrens Hospital Project Series 2002 D (MBIA) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
8,600,000	1.80	01/02/2003	8,600,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Pennsylvania (continued)			
Philadelphia Pennsylvania TRANS Series 2002 A (SP-1+/MIG1)			
$ 13,350,000	3.00%	06/30/2003	$ 13,445,984
Temple University of Commonwealth Systems Pennsylvania University Funding Obligation RANS (MIG1)			
11,600,000	3.00	05/06/2003	11,642,066
			$ 90,943,050
Puerto Rico—0.3%			
Puerto Rico Government Development Bank CP Series 2002 (A-1+)			
$ 5,000,000	1.20%	03/21/2003	$ 5,000,000
South Carolina—1.8%			
South Carolina Public Service Authority CP Series 2002 (Toronto Dominion/Bank of Novia Scotia LOC) (A-1+)			
$ 17,000,000	1.10%	01/21/2003	$ 17,000,000
South Carolina State VRDN P-Floats Part 1225 (A-1)			
6,805,000	1.54	01/02/2003	6,805,000
South Carolina Transportation Infrastructure VRDN Eagle Tax-Exempt Trust Series 20014001 Class A (MBIA) (A-1+)			
6,760,000	1.61	01/02/2003	6,760,000
			$ 30,565,000
Tennessee—2.9%			
City of Memphis GO CP Series 2001 (A-1+/P-1)			
$ 4,000,000	1.20%	06/13/2003	$ 4,000,000
Knoxville Utilities Board VRDN RB Gas System Notes Subseries 2000 (FSA) (Suntrust Bank SPA) (A-1+/VMIG1)			
7,750,000	1.85	01/02/2003	7,750,000
Metropolitan Government Nashville & Davidson County Health & Education Facilities Board VRDN RB for Vanderbilt University Series B (Bayerische Landesbank SPA) (A-1+/VMIG1)			
9,810,000	1.50	01/02/2003	9,810,000
Sevier County Public Building Authority VRDN RB for Local Government Improvement Series III F (AMBAC) (Landesbank Hessen-Thueringen SPA) (VMIG1)			
15,300,000	1.60	01/02/2003	15,300,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Tennessee (continued)			
Shelby County Eagle Tax-Exempt Trust Series 2014202 Class A COPS (A-1+)			
$ 5,000,000	1.61%	01/02/2003	$ 5,000,000
State of Tennessee GO Series 2000 A (A-1+)			
8,000,000	1.55	01/17/2003	8,000,000
			$ 49,860,000
Texas—19.0%			
Belton IDRB VRDN RB for H.E. Butt Grocery Co. Series 1993 (Texas Commerce Bank N.A. LOC) (P-1)			
$ 575,000	1.55%	01/01/2003	$ 575,000
Brazos River Authority VRDN PCRB for Pharmacia Corp. Series 1994 (P-1)			
5,100,000	1.60	01/01/2003	5,100,000
Brazos Texas Harbor IDA for Pharmacia Corp. Series 1991 (P-1)			
3,500,000	1.60	01/01/2003	3,500,000
City of Houston CP Series A (A-1)			
12,000,000	1.05	01/23/2003	12,000,000
City of Houston Water & Sewer Series A (A-1)			
4,000,000	1.35	01/21/2003	4,000,000
10,000,000	1.40	01/22/2003	10,000,000
10,000,000	1.55	01/22/2003	10,000,000
4,000,000	1.50	01/23/2003	4,000,000
3,000,000	1.75	01/27/2003	3,000,000
7,000,000	1.10	02/20/2003	7,000,000
10,000,000	1.10	02/24/2003	10,000,000
6,000,000	1.10	02/25/2003	6,000,000
City of San Antonio Electric & Gas System VRDN Series 1997 SG 104, SG 105 (A-1+)			
36,800,000	1.58	01/02/2003	36,800,000
Coastal Bend Health Facilities Development Corp. Incarnate Word Health System VRDN RB Series 1998 B (AMBAC) (Bank One N.A. SPA) (SP-1+/VMIG1)			
9,400,000	1.63	01/01/2003	9,400,000
Cypress Fairbanks Independent School District VRDN Merlots Series 2001 A 129 (A-1)			
4,995,000	1.65	01/01/2003	4,995,000
Harris County GO VRDN RB Toll Road Series 1994 G (A-1+/VMIG1)			
4,900,000	1.55	01/01/2003	4,900,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Texas (continued)			
Harris County GO VRDN RB Toll Road Series 1994 H (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 21,300,000	1.55%	01/01/2003	$ 21,300,000
Harris County Health Facilities Development Corp. VRDN RB for St. Lukes Episcopal Hospital Series 2001 B (A-1+)			
4,000,000	1.80	01/02/2003	4,000,000
Harris County IDRB Adjustable Refunding for Shell Oil Co. Project Series 1997 (A-1+/VMIG1)			
11,600,000	1.75	01/02/2003	11,600,000
Harris County Texas Health Facilities Development VRDN RB for Methodist Hospital Series 2002 (A-1+)			
46,400,000	1.80	01/02/2003	46,400,000
Jefferson County Texas VRDN P-Floats-PT 1414 (FGIC) (Merrill Lynch Capital Services SPA) (A-1)			
6,555,000	1.58	01/02/2003	6,555,000
Red River Education Financing VRDN RB for Christian University Project Series 2000 (VMIG1)			
6,900,000	1.60	01/01/2003	6,900,000
San Antonio Electric & Gas System CP Notes Series A (A-1+/P-1)			
8,000,000	1.75	01/24/2003	8,000,000
8,600,000	1.40	01/27/2003	8,600,000
10,000,000	1.75	01/28/2003	10,000,000
5,000,000	1.10	02/11/2003	5,000,000
Texas A&M University CP Series 2002 (A-1+)			
4,000,000	1.15	06/09/2003	4,000,000
Texas State TRANS Series 2002 (SP-1+/MIG1)			
56,000,000	2.75	08/29/2003	56,464,957
University of Texas Systems Revenue Finance CP Series A (A-1+/P-1)			
7,000,000	1.15	04/23/2003	7,000,000
			$ 327,089,957
Utah—2.0%			
Central Water Conservancy District GO VRDN Refunding for Tender Option Series 1998 E (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
$ 13,500,000	1.55%	01/01/2003	$ 13,500,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Utah (continued)			
Central Water Conservancy District GO VRDN Series 2002 A (Landesbank Hessen-Thueringen SPA) (AMBAC) (VMIG1)			
$ 5,000,000	1.55%	01/01/2003	$ 5,000,000
Central Water Conservancy District GO VRDN Tender Option Bonds Series 1998 F (AMBAC) (Landesbank Hessen-Thueringen SPA) (A-1+/VMIG1)			
10,625,000	1.55	01/01/2003	10,625,000
Utah Transit Authority Sales Tax VRDN RB Subseries 2002 B (Bayerische Landesbank LOC) (A-1+/VMIG1)			
2,500,000	1.60	01/02/2003	2,500,000
Utah Water Finance Agency VRDN Revenue (AMBAC) (JP Morgan Chase & Co. SPA) (VMIG1)			
3,000,000	1.65	01/01/2003	3,000,000
			$ 34,625,000
Virginia—0.9%			
Fairfax County IDA VRDN for Health Care Inova Health Systems Series 2000 (A-1+/VMIG1)			
$ 12,320,000	1.50%	01/01/2003	$ 12,320,000
Virginia College Building Authority Educational Facilities VRDN RB for The University of Richmond Project Series 1999 (Suntrust Bank SPA) (VMIG1)			
2,900,000	1.55	01/01/2003	2,900,000
			$ 15,220,000
Washington—3.3%			
Eagle Tax-Exempt Trust VRDN 20024701 A (FSA) (A-1+)			
$ 5,000,000	1.61%	01/02/2003	$ 5,000,000
Eagle Tax-Exempt Trust VRDN 20024703 (MBIA) (A-1+)			
2,000,000	1.61	01/02/2003	2,000,000
Grant County Washington Public Utility District Eagle Tax-Exempt Trust VRDN Series 20014702 (FSA) (A-1+)			
4,000,000	1.61	01/02/2003	4,000,000
King County Sewer RB CP Series A (A-1)			
5,000,000	1.05	02/27/2003	5,000,000
State of Washington VRDN Eagle Tax-Exempt Trust Series 20004704 Class A COPS (A-1+)			
12,000,000	1.61	01/02/2003	12,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Washington (continued)			
Washington GO VRDN Eagle Tax-Exempt Trust Series 984702 Class A (A-1+)			
$ 6,000,000	1.61%	01/02/2003	$ 6,000,000
Washington State GO VRDN Merlots Series 2002 A57 (MBIA) (Wachovia Bank N.A. SPA) (VMIG1)			
7,000,000	1.65	01/01/2003	7,000,000
Washington State GO VRDN P-Floats-PT 1407 Series A (Merrill Lynch Capital Services SPA) (A-1)			
3,000,000	1.58	01/02/2003	3,000,000
Washington State GO VRDN Eagle Tax-Exempt Trust Series 96 C4704 (A-1+)			
8,500,000	1.61	01/02/2003	8,500,000
Washington State Health Care Facilities Authority VRDN RB for Catholic Health Initiatives Series 2002 B (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
4,000,000	1.70	01/01/2003	4,000,000
			$ 56,500,000
Wisconsin—2.4%			
Milwaukee Metropolitan Sewage District GO VRDN Capital Purpose Bonds Series 1992 A Eagle Tax-Exempt Trust Series 944905 (A-1)			
$ 15,085,000	1.61%	01/02/2003	$ 15,085,000
Southeast Wisconsin Professional Baseball Park District VRDN RB P-Floats-PT 425 Series 2002 (MBIA) (A-1)			
5,495,000	1.58	01/02/2003	5,495,000
Wisconsin Health & Education Facilities VRDN RB for Aurora Health Care Inc. Series 1999 C (Bank One LOC) (A-1)			
7,300,000	1.55	01/01/2003	7,300,000
Wisconsin State VRDN P-Floats-PT 1452 Series 2002 (MBIA) (A-1)			
5,870,000	1.58	01/02/2003	5,870,000
Wisconsin TRANS Eagle Tax-Exempt Trust Series 20004901 Class A (A-1+)			
7,500,000	1.61	01/02/2003	7,500,000
			$ 41,250,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt Diversified Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Wyoming—0.3%			
Wyoming State Education Fund VRDN TRANS Series 2002 B (SP-1+)			
$ 5,000,000	2.50%	06/27/2003	$ 5,021,843
Total Investments			**$1,718,587,736**

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the pre-refunded date for those types of securities.

Security ratings are obtained from Standard & Poor's/Moody's Investors Service and are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations on page 31.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California—91.0%			
Bay Area Toll Authority VRDN California Bridge Revenue for San Francisco Bay Area Series 2001 B (AMBAC) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
$ 2,000,000	1.35%	01/02/2003	$ 2,000,000
Bay Area Toll Authority VRDN Toll Bridge RB for San Francisco Bay Area Series 2001 A (AMBAC) (State Street Corp. (50%) and Bayerische Landesbank Girozentrale (50%) SPA) (A-1+/VMIG1)			
8,600,000	1.45	01/02/2003	8,600,000
Bay Area Toll Authority VRDN Toll Bridge RB for San Francisco Bay Area Series 2001 C (AMBAC) (Westdeutsche Landesbank SPA) (A-1+/VMIG1)			
400,000	1.15	01/02/2003	400,000
California Community College Financing Authority TRANS Series 2002 A (FSA) (SP-1+)			
4,000,000	3.00	06/30/2003	4,025,596
California Health Facilities Financing Authority Insured Variable Rate Hospital VRDN RB for Adventist Health System/ West Series 1998 A (MBIA) (A-1+/VMIG1)			
3,100,000	1.55	01/02/2003	3,100,000
California Health Facilities Financing Authority Insured Variable Rate Hospital VRDN RB for Adventist Health System/West Series 1998 B (MBIA) (A-1+/VMIG1)			
7,500,000	1.55	01/02/2003	7,500,000
California Infracture Getty Trust (A-1+/P-1)			
5,000,000	1.50	01/31/2003	5,000,000
3,750,000	1.05	05/08/2003	3,750,000
California Pollution Control Financing Authority Adjustable PCRB for Shell Oil Company Project Series 1991 B (A-1+/VMIG1)			
2,600,000	1.55	01/02/2003	2,600,000
California Pollution Control Financing Authority Variable Rate RB for Exxon Mobil Project Series 2000 (A-1+/VMIG1)			
6,300,000	1.50	01/02/2003	6,300,000
California School Cash Reserve Program Pool TRANS Series 2002 A (AMBAC) (SP-1+/MIG1)			
6,000,000	3.00	07/03/2003	6,042,749

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
California State VRDN PT 1001 Series 1997 (FGIC) (Merrill Lynch & Co.) (A-1+)			
$ 8,870,000	1.56%	01/02/2003	$ 8,870,000
California State VRDN Series 1997 (FGIC) (Societe Generale SPA) (A-1+)			
22,000,000	1.50	01/01/2003	22,000,000
California Statewide Communities Development Authority Revenue TRANS Series 2002 A (FSA) (SP-1+/MIG1)			
2,000,000	3.00	06/30/2003	2,013,625
California Statewide Communities Development Authority Revenue TRANS Series 2002 B (SP-1+/MIG1)			
6,000,000	3.00	06/30/2003	6,037,800
East Bay Municipal Utility District VRDN Water System RB Series 2002 A (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
7,600,000	1.35	01/01/2003	7,600,000
East Bay Municipal Utility District VRDN Water System RB Series 2002 B (FSA) (Dexia Credit Local SPA) (A-1+/VMIG1)			
2,000,000	1.40	01/01/2003	2,000,000
East Bay Municipal Utility District Water & Waste (A-1+/P-1)			
5,000,000	1.55	01/16/2003	5,000,000
2,500,000	1.00	02/11/2003	2,500,000
1,900,000	1.00	02/12/2003	1,900,000
4,500,000	1.10	04/11/2003	4,500,000
Fremont VRDN COPS for Family Resources Center Financing Project Series 1998 (KBC Bank N.V. LOC) (A-1)			
3,700,000	1.45	01/02/2003	3,700,000
Fremont VRDN MF Hsg. RB for Creekside Village Apartments Series 1985 D (FHLMC) (VMIG1)			
12,200,000	1.35	01/02/2003	12,200,000
Fresno California Unified School District TRANS Series 2002 (SP-1+)			
6,000,000	2.50	08/27/2003	6,045,155
Fresno County Adjustable VRDN RB for Trinity Health Credit Series 2000 C (A-1+/VMIG1)			
24,350,000	1.40	01/02/2003	24,350,000
Glendale VRDN COPS for Police Building Project Series 2000 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
1,000,000	1.50	01/02/2003	1,000,000

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Golden Gate Bridge Highway & Transportation Authority (A-1+/F-1+)			
$ 3,000,000	1.25%	01/17/2003	$ 3,000,000
4,800,000	1.40	01/17/2003	4,800,000
3,000,000	1.05	04/07/2003	3,000,000
Huntington Beach MF Hsg. VRDN RB for Essex Huntington Breakers Series 1996 A (FHLMC) (VMIG1)			
6,000,000	1.45	01/01/2003	6,000,000
Huntington Beach MF Hsg. VRDN RB for Seabridge Villas Series 1985 A (Bank of America LOC) (VMIG1)			
6,900,000	4.00	01/02/2003	6,900,000
Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1989 (Toronto Dominion Bank LOC) (A-1+/VMIG1)			
2,085,000	1.43	01/02/2003	2,085,000
Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1993 A (Bank of America N.A. LOC) (A-1+/VMIG1)			
500,000	1.43	01/02/2003	500,000
Irvine Ranch Water District VRDN Consolidated Refunding GO RB Series 1993 B (Toronto Dominion Bank LOC) (A-1/VMIG1)			
3,700,000	1.60	01/02/2003	3,700,000
Long Beach City Housing Authority VRDN MF Hsg. RB for Channel Point Apartment Series 1998 A (FNMA) (A-1+)			
5,500,000	1.45	01/02/2003	5,500,000
Los Angeles County Housing Authority Variable Rate MF Hsg. Refunding RB for Malibu Meadows Project Series 1998 B (FNMA) (A-1+)			
8,511,000	1.50	01/02/2003	8,511,000
Los Angeles County Pension Obligation Adjustable Refunding RB Series 1996 B (AMBAC) (Credit Local De France SPA) (A-1+/VMIG1)			
10,175,000	1.35	01/01/2003	10,175,000
Los Angeles County Pension Obligation Adjustable Refunding RB Series 1996 C (AMBAC) (Dexia Credit Local SPA) (A-1/VMIG1)			
6,700,000	1.35	01/01/2003	6,700,000
California (continued)			
Los Angeles County TRANS Series 2002 A (SP-1+/MIG1)			
$ 7,100,000	3.00%	06/30/2003	$ 7,155,889
Los Angeles Department Airports VRDN RB for LA International Airport Series 2002 C 2 (Bayerische Landesbank (33%), JP Morgan Chase & Co. (33%) and Landesbank Baden-Wurttm (33%) SPA) (A-1+/VMIG1)			
2,000,000	1.50	01/01/2003	2,000,000
Los Angeles TRANS Series 2002 (SP-1+/MIG1)			
4,000,000	3.00	06/30/2003	4,028,542
Los Angeles Wastewater Systems VRDN RB Refunding Subseries 2001 B (FGIC) (A-1+/VMIG1)			
2,000,000	1.25	12/05/2003	2,000,000
Metropolitan Water District Southern California Adjustable Authorization RB Series 1998 B (Bank of America SPA) (A-1+/VMIG1)			
5,000,000	1.40	01/02/2003	5,000,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1997 D (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
4,000,000	1.50>	01/02/2003	4,000,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1997 E (MBIA) (JP Morgan Chase & Co. SPA) (A-1+/VMIG1)			
18,200,000	1.45	01/02/2003	18,200,000
MSR Public Power Agency Subordinate Lien VRDN RB for San Juan Project Series 1998 F (MBIA) (Bank One Chicago N.A. SPA) (A-1/VMIG1)			
900,000	1.65	01/02/2003	900,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1996 A (Bank of America SPA) (A-1+/VMIG1)			
2,600,000	1.60	01/02/2003	2,600,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1996 B (Bank of America SPA) (A-1+/VMIG1)			
6,800,000	1.60	01/02/2003	6,800,000
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 A (A-1+/VMIG1)			
4,400,000	1.57	01/01/2003	4,400,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
Newport Beach VRDN RB for Hoag Memorial Presbyterian Hospital Series 1999 B (A-1+/VMIG1)			
$ 9,500,000	1.57%	01/01/2003	$ 9,500,000
Orange County VRDN Apartment Development RB for Hidden Hills Development Corp. Series 1985 C (FHLMC) (VMIG1)			
5,000,000	1.20	01/07/2003	5,000,000
Orange County VRDN Apartment Development RB for Niguel Summit Series 1985 A (FHLMC) (VMIG1)			
10,000,000	1.20	01/07/2003	10,000,000
Orange County VRDN Apartment Development RB for Seaside Meadow Series 1984 C (FHLMC) (VMIG1)			
28,000,000	1.35	01/02/2003	28,000,000
Orange County VRDN Apartment Development RB Refunding for Larkspur Canyon Apartments Series 1997 A (FNMA) (A-1+)			
3,135,000	1.45	01/01/2003	3,135,000
Palo Alto Unified School District VRDN Series 1997 SGA 53 (Societe Generale SPA) (A-1+)			
9,830,000	1.50	01/01/2003	9,830,000
Sacramento County COPS for Administration Center and Courthouse Project Series 1990 (Bayerische Landesbank LOC) (A-1+/VMIG1)			
8,810,000	1.45	01/02/2003	8,810,000
Sacramento County Housing Authority VRDN MF Hsg. Refunding RB for Stone Creek Apartments Series 1997 (FNMA) (A-1+)			
4,250,000	1.45	01/02/2003	4,250,000
Sacramento County TRANS Series 2002 A (SP-1+/MIG1)			
16,000,000	3.00	08/01/2003	16,140,735
San Bernardino County VRDN MF Hsg. Refunding RB for Evergreen Apartments Series 1999 A (FNMA) (A-1+)			
16,600,000	1.50	01/02/2003	16,600,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
California (continued)			
San Diego County California CP Series A (A-1+/P-1)			
$ 5,800,000	1.35%	01/10/2003	$ 5,800,000
San Diego County Water Authority Series 1 (A-1/P-1)			
5,000,000	1.40	01/17/2003	5,000,000
5,000,000	1.35	01/29/2003	5,000,000
5,000,000	1.35	01/30/2003	5,000,000
San Jose California Unified School District Santa Ana TRANS Series 2002 (SP-1+)			
4,000,000	2.50	10/29/2003	4,025,932
Southern California Metropolitan Water District Adjusted RB Series 1999 B (Bank of America, N.A. SPA) (A-1+/VMIG1)			
7,900,000	1.40	01/02/2003	7,900,000
Southern California Public Power Authority VRDN Refunding RB for Southern Transmission Project Series 1991 (AMBAC) (Lloyds TSB Bank PLC LOC) (A-1+/VMIG1)			
20,300,000	1.35	01/01/2003	20,300,000
Triunfo County Sanitation District Variable Rate RB Series 1994 (Banque Nationale Paris LOC) (A-1+)			
4,010,000	1.55	01/01/2003	4,010,000
University of California Revenues Series A (A-1+/P-1)			
3,000,000	1.30	01/15/2003	3,000,000
5,000,000	1.00	02/21/2003	5,000,000
3,000,000	1.05	02/26/2003	3,000,000
3,500,000	1.05	02/27/2003	3,500,000
Val Verde California Unified School District COPS VRDN Series 2002 C (Bank of New York LOC) (A-1+/VMIG1)			
2,085,000	1.52	01/01/2003	2,085,000
Western Municipal Water District Facilities Authority VRDN RB Series 2002 A (FSA) (Dexia Credit Local SPA) (A-1+)			
3,000,000	1.50	01/01/2003	3,000,000
			$464,877,023

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt California Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico 6.7%			
Commonwealth of Puerto Rico TRANS Series 2002 (SP-1/MIG1)			
$ 12,000,000	2.50%	07/30/2003	$ 12,069,692
Puerto Rico Government Development Bank (CP Program) (A-1+)			
2,138,000	1.00	01/09/2003	2,138,000
1,000,000	1.55	01/16/2003	1,000,000
4,200,000	1.40	01/23/2003	4,200,000
3,000,000	1.30	01/31/2003	3,000,000
5,000,000	1.05	03/07/2003	5,000,000
5,000,000	1.20	03/21/2003	5,000,000
Puerto Rico Government Development Bank VRDN Series 1985 (MBIA) (Credit Suisse SPA) (A-1/VMIG1)			
2,000,000	1.40	01/01/2003	2,000,000
			$ 34,407,692
Total Investments			$499,284,715

> Forward commitment

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the pre-refunded date for those types of securities.

Security ratings are obtained from Standard & Poor's/Moody's Investors Service and are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations on page 31.

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York—91.2%			
City of Yonkers Civic Facility IDA VRDN RB Adjustment for Consumers Union Facility Series 1991 (Bank of New York LOC) (VMIG1)			
$ 2,200,000	1.55%	01/01/2003	$ 2,200,000
City of Yonkers Civic Facility IDA VRDN RB for Consumers Union Facility Series 1989 (Bank of New York LOC) (VMIG1)			
2,438,000	1.55	01/01/2003	2,438,000
Great Neck North Water Authority Water System VRDN RB Series 1993 A (FGIC) (A-1+/VMIG1)			
4,300,000	1.60	01/01/2003	4,300,000
Long Island Power Authority Electric System Series CP-1 (A-1+/VMIG1)			
2,500,000	1.05	01/07/2003	2,500,000
3,000,000	1.45	01/14/2003	3,000,000
2,500,000	1.45	01/15/2003	2,500,000
2,500,000	1.05	03/05/2003	2,500,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 1B (State Street Corp./Dexia Credit Local LOC) (A-1+/VMIG1)			
2,100,000	1.75	01/02/2003	2,100,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 2A (Westdeutsche Landesbank 80% & State Street Corp. 20% LOC) (A-1+/VMIG1)			
3,600,000	1.55	01/01/2003	3,600,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 2C (Landesbank Baden-Wurttemburg LOC) (A-1+/VMIG1)			
2,700,000	1.70	01/02/2003	2,700,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 3A (Morgan Guaranty Trust LOC) (A-1+/VMIG1)			
1,050,000	1.50	01/01/2003	1,050,000
Long Island Power Authority Electric System VRDN RB Subseries 1998 3B (Westdeutsche Landesbank LOC) (A-1+/VMIG1)			
3,100,000	1.70	01/02/2003	3,100,000
Metropolitan Transportation Authority VRDN RB Eagle Tax-Exempt Trust Series 2002 A2303 COPS (FSA) (Citibank) (A-1+)			
5,000,000	1.55	01/02/2003	5,000,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
Metropolitan Transportation Authority VRDN RB Eagle Tax-Exempt Trust Series 2002 A2305 COPS (FSA) (Citibank) (A-1+)			
$ 3,000,000	1.55%	01/02/2003	$ 3,000,000
Metropolitan Transportation Dedicated Tax Fund VRDN Floats PA #656 (FGIC) (A-1)			
1,000,000	1.55	01/02/2003	1,000,000
Metropolitan Transportation VRDN Series 2002 G-1 (AMBAC) (Bank of Nova Scotia SPA) (A-1+/VMIG1)			
2,000,000	1.49	01/02/2003	2,000,000
Miller Place New York Union Free School TANS Series 2002 (MIG1)			
2,000,000	2.50	06/27/2003	2,008,684
4,000,000	2.75	06/27/2003	4,022,914
Municipal Assistance Corp. RB for the City of New York Series 1996 E (AA+/Aa1)			
2,000,000	6.00	07/01/2003	2,042,763
Municipal Assistance Corporation for the City of New York Series 1996 G (AA+/Aa1)			
1,215,000	5.00	07/01/2003	1,236,529
Municipal Assistance Corporation for the City of New York Series 1997 L (AA+/Aa1)			
1,200,000	5.50	07/01/2003	1,223,982
Nassau County IDA Civic Facility & Improvement VRDN RB for Cold Spring Harbor Laboratory Series 1999 (Morgan Guaranty Trust SPA) (A-1+)			
6,400,000	1.75	01/02/2003	6,400,000
New York City GO RANS Series 2002 (SP-1+/MIG1)			
6,000,000	2.50	04/11/2003	6,018,326
4,000,000	3.75	04/11/2003	4,024,247
New York City GO VRDN Series 1993 E (E-5) (JP Morgan Chase & Co. LOC) (A-1+/VMIG1)			
900,000	1.85	01/02/2003	900,000
New York City GO VRDN Series 1994 B (B-5) (MBIA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,650,000	1.65	01/02/2003	2,650,000
New York City GO VRDN Series 1994 B (B-6) (MBIA) (Bank of Nova Scotia SPA) (A-1/VMIG1)			
4,470,000	1.65	01/02/2003	4,470,000

The accompanying notes are an integral part of these financial statements.

27

ILA Tax-Exempt New York Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City GO VRDN Series 2000 (FGIC) (A-1+)			
$ 4,000,000	1.55%	01/02/2003	$ 4,000,000
New York City GO VRDN Series 2002 C (C-2) (Bayerische Landesbank LOC) (A-1+/VMIG1)			
1,000,000	1.50	01/01/2003	1,000,000
New York City GO VRDN Series 2002 C (C-5) (Bank of New York LOC) (A-1+/VMIG1)			
1,000,000	1.50	01/01/2003	1,000,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 1992 C (FGIC) (A-1+/VMIG1)			
4,640,000	1.65	01/02/2003	4,640,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 1993 C (FGIC) (A-1+/VMIG1)			
1,400,000	1.65	01/02/2003	1,400,000
New York City Municipal Water Finance Authority Water & Sewer System VRDN Series 2000 C (Dexia Credit Local de France SPA) (A-1+/VMIG1)			
1,200,000	1.60	01/02/2003	1,200,000
New York City Transitional Finance Authority BANS Series 2002 (SP-1+/MIG1)			
4,500,000	2.50	11/06/2003	4,533,094
New York City Transitional Finance Authority BANS Series 2002 4 (SP-1+/MIG1)			
2,500,000	2.50	02/26/2003	2,501,483
New York City Transitional Finance Authority Eagle Trust VRDN Class A (A-1+)			
1,000,000	1.55	01/02/2003	1,000,000
New York City Transitional Finance Authority Recovery VRDN Series 2002 3 (Bank of New York SPA) (A-1+/VMIG1)			
3,200,000	1.85	01/02/2003	3,200,000
New York City Trust Cultural Resources VRDN RB for American Museum of Natural History Series 1991 B (MBIA) (Credit Suisse SPA) (A-1/VMIG1)			
3,460,000	1.45	01/01/2003	3,460,000
New York City Trust for Resources Multi-Mode Bonds for Solomon Guggenheim Foundation VRDN Series 1990 B (Westdeutsche Landesbank Girozentrale LOC) (A-1+/VMIG1)			
1,400,000	1.75	01/02/2003	1,400,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York City Water Finance Series 5B (A-1+/P-1)			
$ 2,000,000	1.05%	02/10/2003	$ 2,000,000
3,000,000	1.10	02/11/2003	3,000,000
New York State Dormitory Authority for Cornell University (A-1+/P-1)			
2,000,000	1.40	01/17/2003	2,000,000
2,500,000	1.40	01/30/2003	2,500,000
2,500,000	1.40	01/31/2003	2,500,000
New York State Dormitory Authority VRDN RB for Cornell University Series 1990 B (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
2,900,000	1.75	01/02/2003	2,900,000
New York State Dormitory Authority VRDN RB for Rockefeller University Series 2002 A2 (A-1+/VMIG1)			
3,000,000	1.45	01/02/2003	3,000,000
New York State Dormitory Authority VRDN RB for the Metropolitan Museum of Art Series 1993 A (A-1+/VMIG1)			
6,580,000	1.50	01/01/2003	6,580,000
New York State Energy Research & Development Authority VRDN PCRB for Orange & Rockland Utilities Series 1995 A (AMBAC) (Societe Generale) (A-1+/VMIG1)			
1,700,000	1.45	01/01/2003	1,700,000
New York State Energy Research & Development Authority VRDN PCRB for Orange & Rockland Utilities Series 1994 A (FGIC) (A-1+/VMIG1)			
1,000,000	1.45	01/01/2003	1,000,000
New York State Environmental Facilities Corp. PCRB for Water Revolving Fund Series 1994 D (AAA/Aaa)			
1,350,000	6.10	05/15/2003	1,371,576
New York State Environmental CP Series 1997A (A-1+/VMIG1)			
3,000,000	1.45	01/16/2003	3,000,000
New York State Environmental Facilities Corp. VRDN RB Eagle Tax-Exempt Trust Series 1996 C3204 COPS (Citibank) (A-1+)			
7,750,000	1.55	01/02/2003	7,750,000
New York State GO VRDN Series 2000 B (Dexia Credit Local LOC) (A-1+/VMIG1)			
2,000,000	1.50	08/07/2003	2,000,000

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York State Housing Finance Agency VRDN RB for Liberty View Apartments Housing Series 1997 A (FNMA) (A-1+)			
$ 7,700,000	1.55%	01/01/2003	$ 7,700,000
New York State Housing Finance Agency Authority VRDN Series 2002 A (Fleet National Bank LOC) (VMIG1)			
10,100,000	1.55	01/01/2003	10,100,000
New York State Housing Finance Agency VRDN RB 900 Eighth Ave Housing Series 2002 A (Keybank N.A. LOC) (VMIG1)			
6,000,000	1.58	01/01/2003	6,000,000
New York State Housing Finance Agency VRDN RB AMT Tribeca Park Series 1997 A (FNMA LOC) (VMIG1)			
3,700,000	1.60	01/01/2003	3,700,000
New York State Housing Finance Agency VRDN RB for Tallyrand Crescent Housing Series 1999 (VMIG1)			
11,000,000	1.60	01/01/2003	11,000,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 B (Bank of Nova Scotia LOC) (A-1/VMIG1)			
4,000,000	1.45	01/01/2003	4,000,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 C (Landesbank Hessen-Thueringen Girozentrale LOC) (A-1+/VMIG1)			
6,400,000	1.45	01/01/2003	6,400,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 F (Toronto Dominion Bank LOC) (A-1/VMIG1)			
1,000,000	1.50	01/01/2003	1,000,000
New York State Local Government Assistance Corp. VRDN RB Series 1995 G (Bank of Nova Scotia LOC) (A-1/VMIG1)			
4,200,000	1.45	01/01/2003	4,200,000
New York State Power Authority CP Series 2 (A-1/P-1)			
2,400,000	1.85	01/08/2003	2,400,000
New York State Power Authority VRDN RB Subseries 2000-1 (A-1/VMIG1)			
2,200,000	1.55	01/01/2003	2,200,000
New York State Power Authority VRDN RB Subseries 2000-5 (A-1/VMIG1)			
5,500,000	1.55	01/01/2003	5,500,000

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
New York (continued)			
New York State Thruway Authority RB Series CP-01 (A-1+/P-1)			
$ 2,500,000	1.30%	01/08/2003	$ 2,500,000
2,000,000	1.35	01/10/2003	2,000,000
2,000,000	1.10	04/09/2003	2,000,000
5,000,000	1.05	04/10/2003	5,000,000
Port Authority New York & New Jersey Special Obligation VRDN RB for Versatile Structure Obligation Series 1994 2 (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
300,000	1.65	01/02/2003	300,000
Rensselaer County IDA VRDN RB for Rensselaer Polytechnic Institute Civic Facilities Series 1997 A (A-1+/VMIG1)			
3,725,000	1.65	01/02/2003	3,725,000
Sachem Central School District New York TANS Series 2002 (MIG1)			
7,000,000	2.50	06/26/2003	7,031,274
Sayville New York Union Free School District TANS Series 2002 (MIG1)			
3,000,000	2.50	06/30/2003	3,014,201
Suffolk County New York TANS Series 2002 (SP-1+/MIG1)			
5,000,000	2.50	09/09/2003	5,034,562
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 A (FSA) (Morgan Guaranty Trust SPA) (A-1+/VMIG1)			
1,945,000	1.50	01/01/2003	1,945,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2000 D(FSA) (Lloyds TSB Bank SPA) (A-1+/VMIG1)			
2,025,000	1.50	01/01/2003	2,025,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2001 B (AMBAC) (State Street Corp. SPA) (A-1+/VMIG1)			
2,500,000	1.50	01/01/2003	2,500,000
Triborough Bridge & Tunnel Authority VRDN RB Series 2002 F (ABN Amro Bank N.V. SPA) (A-1+/VMIG1)			
6,800,000	1.60	01/02/2003	6,800,000
Westchester County New York Individual Development Agency Levister Redevelopment Co., LLC. VRDN Series 2001 B (Bank of New York LOC) (VMIG1)			
3,000,000	1.60	01/02/2003	3,000,000
			$259,696,635

The accompanying notes are an integral part of these financial statements.

ILA Tax-Exempt New York Portfolio (continued)

December 31, 2002

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
Puerto Rico—8.5%			
Commonwealth of Puerto Rico TRANS Series 2002 (SP-1/MIG1)			
$ 4,000,000	2.50%	07/30/2003	$ 4,023,212
Puerto Rico Government Development Bank (CP Program) (A-1+)			
1,000,000	1.55	01/17/2003	1,000,000
4,715,000	1.30	01/31/2003	4,715,000
3,000,000	1.05	03/07/2003	3,000,000
2,000,000	1.20	03/21/2003	2,000,000
Puerto Rico Government Development Bank VRDN Series 1985 (MBIA) (Credit Suisse SPA) (A-1/VMIG1)			
1,100,000	1.40	01/01/2003	1,100,000
Puerto Rico Industrial Tourist Edl VRDN for Bristol-Myers Squibb Series 2000 (P-1)			
8,300,000	1.57	01/02/2003	8,300,000
			$ 24,138,212
Total Investments			$283,834,847

Interest rates represent either the stated coupon rate, or for floating rate securities, the current reset rate, which is based upon current interest rate indices.

Maturity dates represent either the stated date on the security, the next interest reset date for floating rate securities, or the pre-refunded date for those types of securities.

Security ratings are obtained from Standard & Poor's/Moody's Investors Service and are unaudited.

The percentage shown for each category reflects the value of investments in that category as a percentage of total net assets.

See Investment Abbreviations on page 31.

The accompanying notes are an integral part of these financial statements.

Investment Abbreviations:

AMBAC —Insured by American Municipal Bond
          Assurance Corp.
AMT   —Alternative Minimum Tax
BANS   —Bond Anticipation Notes
COPS   —Certificates of Participation
CP   —Commercial Paper
DOT   —Department of Transportation
FGIC   —Insured by Financial Guaranty Insurance Co.
FHLMC —Insured Federal Home Loan Mortgage Corp.
FNMA —Insured by Federal National Mortgage Assoc.
FSA   —Insured by Financial Security Assurance Co.
GO   —General Obligation
IDA   —Industrial Development Authority
IDB   —Industrial Development Bond
IDRB   —Industrial Development Revenue Bond
LOC   —Letter of Credit
MBIA   —Insured by Municipal Bond Investors
          Assurance
MF Hsg.—Multi-Family Housing
PCRB   —Pollution Control Revenue Bond
RANS   —Revenue Anticipation Notes
RB   —Revenue Bond
SPA   —Stand-by-Purchase Agreement
TANS   —Tax Anticipation Notes
TFA   —Transportation Finance Authority
TRANS —Tax Revenue Anticipation Notes
VRDN   —Variable Rate Demand Note

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

December 31, 2002

		Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Assets:				
Investment in securities, at value based on amortized cost	$	592,574,383	$1,317,045,614	$125,212,789
Repurchase agreements		306,700,000	488,100,000	67,700,000
Cash		22,766	59,048	35,417
Receivables:				
Investment securities sold		—	—	—
Interest		488,115	2,348,508	163,598
Fund shares sold		—	2,317,316	—
Reimbursement from investment adviser		52,533	—	25,144
Other		13,529	14,948	7,196
Total assets		899,851,326	1,809,885,434	193,144,144
Liabilities:				
Payables:				
Investment securities purchased		—	—	—
Income distribution		50,212	84,519	9,209
Fund shares repurchased		—	714,792	—
Amounts owed to affiliates		414,913	798,052	69,456
Accrued expenses and other liabilities		110,914	216,872	91,874
Total liabilities		576,039	1,814,235	170,539
Net Assets:				
Paid-in capital		899,275,287	1,808,071,199	192,973,605
Accumulated net realized gain (loss) on investment transactions		—	—	—
NET ASSETS	$	899,275,287	$1,808,071,199	$192,973,605
Net asset value, offering and redemption price per unit/share		$1.00	$1.00	$1.00
Units/Shares outstanding:				
ILA Units		573,279,937	825,206,769	81,747,028
ILA Administration Units		77,987,793	429,751,153	11,397,619
ILA Service Units		179,945,334	302,354,181	81,164,942
ILA Class B Units		39,904,043	—	—
ILA Class C Units		18,241,558	—	—
ILA Cash Management Shares		9,916,622	250,759,096	18,608,382
Total units/shares of beneficial interest outstanding, $.001 par value (unlimited number of units/shares authorized)		899,275,287	1,808,071,199	192,917,971

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
	$ 704,229,464	$772,180,687	$3,756,517,984	$1,718,587,736	$499,284,715	$283,834,847
	1,929,400,000	—	—	—	—	—
	67,252	86,384	50,989	—	8,562,040	74,924
	—	—	—	—	2,000,312	—
	324,344	—	6,214,426	6,171,167	1,557,206	850,174
	—	—	—	1,844	—	—
	—	9,455	—	—	2	7,937
	3,250	6,426	18,071	11,736	13,552	8,002
	2,634,024,310	772,282,952	3,762,801,470	1,724,772,483	511,417,827	284,775,884
	—	199,822,667	—	5,000,000	—	—
	1,423,710	258,131	330,302	147,919	15,633	4,636
	—	—	987,373	5,128	—	—
	880,074	183,666	1,691,125	714,683	196,388	106,928
	1,274,816	247,900	269,843	85,265	62,661	71,943
	3,578,600	200,512,364	3,278,643	5,952,995	274,682	183,507
	2,630,445,710	571,770,588	3,759,522,827	1,718,788,735	511,152,498	284,592,377
	—	—	—	30,753	(9,353)	—
	$2,630,445,710	$571,770,588	$3,759,522,827	$1,718,819,488	$511,143,145	$284,592,377
	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
	297,858,390	103,657,916	1,814,910,931	1,021,936,274	359,103,272	128,956,768
	19,566,683	25,909,419	964,511,621	401,493,710	98,639,201	99,402,718
	2,222,339,732	430,601,105	279,916,523	34,175,702	284,060	123,239
	—	—	—	—	—	—
	90,680,905	11,602,148	700,183,752	261,003,704	53,044,978	56,101,544
	2,630,445,710	571,770,588	3,759,522,827	1,718,609,390	511,071,511	284,584,269

Statements of Operations

For the Year Ended December 31, 2002

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
Investment income:			
Interest income	$16,160,575	$39,379,041	$3,393,288
Expenses:			
Management fees	3,039,376	7,094,847	674,289
Transfer Agent fees[a]	347,358	810,840	77,062
Service Share fees	646,217	1,348,222	276,856
Distribution and Service fees[b]	599,149	1,571,944	91,174
Cash Management Share fees	80,968	1,571,944	91,174
Administration Share fees	118,489	622,983	10,850
Custodian fees	154,256	251,803	78,385
Registration fees	114,006	74,173	57,948
Printing fees	63,951	48,730	60,208
Professional fees	50,739	54,862	54,562
Trustee fees	9,891	9,938	9,891
Other	43,798	46,659	24,722
Total expenses	5,268,198	13,506,945	1,507,121
Less—expense reductions	(142,985)	(1,352,549)	(279,072)
Net expenses	5,125,213	12,154,396	1,228,049
NET INVESTMENT INCOME	11,035,362	27,224,645	2,165,239
Net realized gain on investment transactions	13,533	12,401	—
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,048,895	$27,237,046	$2,165,239

[a] The following Portfolios had Transfer Agent fees of:

Portfolio	ILA Units	ILA Administration Units	ILA Service Units	ILA Cash Management Shares
Prime Obligations^	$223,934	$ 31,597	$ 64,622	$ 6,478
Money Market	384,133	166,129	134,822	125,756
Government	39,189	2,893	27,686	7,294
Treasury Obligations	158,125	4,973	834,718	39,164
Treasury Instruments	51,323	9,720	139,855	4,515
Federal	960,269	351,388	108,140	345,779
Tax-Exempt Diversified	454,326	150,558	12,479	106,536
Tax-Exempt California	130,052	33,321	1,235	23,079
Tax-Exempt New York	51,525	37,940	94	23,253

^ Prime Obligations Class B and Class C Units had Transfer Agent fees of $13,914 and $6,813, respectively.

[b] Amounts relate to Distribution (12b-1) and Service fees for the Cash Management Shares, except for the Prime Obligations Portfolio, which also includes Class B and Class C Units Distributions and Service (12b-1) fees of $347,852 and $170,329, respectively.

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$45,259,077	$8,615,278	$82,618,172	$27,407,121	$6,678,265	$3,991,848
9,073,579	1,797,362	15,448,787	6,334,117	1,642,265	987,109
1,036,980	205,413	1,765,576	723,899	187,687	112,812
8,347,177	1,398,546	1,081,403	124,794	12,350	947
489,557	56,436	4,322,236	1,331,699	288,484	290,660
489,557	56,436	4,322,236	1,331,699	288,484	290,660
18,649	36,450	1,317,704	564,593	124,956	142,277
306,898	120,830	379,465	238,340	112,858	95,683
47,604	37,046	70,971	58,938	16,472	14,971
37,000	44,298	44,800	77,632	44,298	44,298
54,256	55,062	54,865	54,715	54,412	54,412
9,937	9,891	9,937	9,937	9,893	9,892
61,804	35,444	111,215	47,076	27,128	25,083
19,972,998	3,853,214	28,929,195	10,897,439	2,809,287	2,068,804
(421,705)	(124,346)	(3,720,044)	(1,972,140)	(450,222)	(515,157)
19,551,293	3,728,868	25,209,151	8,925,299	2,359,065	1,553,647
25,707,784	4,886,410	57,409,021	18,481,822	4,319,200	2,438,201
1,861,674	373,627	389,778	158,098	—	11,035
$27,569,458	$5,260,037	$57,798,799	$18,639,920	$4,319,200	$2,449,236

Statements of Changes in Net Assets

For the Year Ended December 31, 2002

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 11,035,362	$ 27,224,645	$ 2,165,239
Net realized gain on investment transactions	13,533	12,401	—
Net increase in net assets resulting from operations	11,048,895	27,237,046	2,165,239
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(7,968,709)	(14,723,030)	(1,313,175)
ILA Administration Units	(1,022,723)	(5,663,491)	(83,341)
ILA Service Units	(1,671,385)	(3,767,445)	(629,809)
ILA Class B Units	(160,414)	—	—
ILA Class C Units	(79,570)	—	—
ILA Cash Management Shares	(146,094)	(3,083,080)	(138,914)
Total distributions to unit/shareholders	(11,048,895)	(27,237,046)	(2,165,239)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	6,880,167,002	9,621,791,533	587,183,243
Reinvestment of dividends and distributions	9,729,027	25,789,632	1,918,407
Cost of units/shares repurchased	(6,783,111,684)	(10,121,902,023)	(606,817,885)
Net increase (decrease) in net assets resulting from unit/share transactions	106,784,345	(474,320,858)	(17,716,235)
Total increase (decrease)	106,784,345	(474,320,858)	(17,716,235)
Net assets:			
Beginning of year	792,490,942	2,282,392,057	210,689,840
End of year	$ 899,275,287	$ 1,808,071,199	$ 192,973,605

The accompanying notes are an integral part of these financial statements.

	Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
	$ 25,707,784	$ 4,886,410	$ 57,409,021	$ 18,481,822	$ 4,319,200	$ 2,438,201
	1,861,674	373,627	389,778	158,098	—	11,035
	27,569,458	5,260,037	57,798,799	18,639,920	4,319,200	2,449,236
	(5,637,338)	(1,701,451)	(35,540,449)	(12,574,689)	(3,217,195)	(1,266,365)
	(156,582)	(284,137)	(11,550,339)	(3,597,753)	(697,121)	(786,836)
	(20,943,330)	(3,190,281)	(2,861,506)	(219,250)	(18,743)	(1,365)
	—	—	—	—	—	—
	—	—	—	—	—	—
	(832,208)	(84,168)	(7,846,505)	(2,090,130)	(386,141)	(383,635)
	(27,569,458)	(5,260,037)	(57,798,799)	(18,481,822)	(4,319,200)	(2,438,201)
	7,166,719,475	2,568,759,932	18,799,529,744	8,461,632,659	1,816,240,534	1,148,202,094
	3,985,134	1,846,584	51,969,755	15,808,645	4,079,743	2,315,478
	(6,362,568,082)	(2,488,293,404)	(20,700,482,778)	(8,820,692,470)	(1,748,153,921)	(1,147,329,459)
	808,136,527	82,313,112	(1,848,983,279)	(343,251,166)	72,166,356	3,188,113
	808,136,527	82,313,112	(1,848,983,279)	(343,093,068)	72,166,356	3,199,148
	1,822,309,183	489,457,476	5,608,506,106	2,061,912,556	438,976,789	281,393,229
	$ 2,630,445,710	$ 571,770,588	$ 3,759,522,827	$ 1,718,819,488	$ 511,143,145	$ 284,592,377

Statements of Changes in Net Assets

For the Year Ended December 31, 2001

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
From operations:			
Net investment income	$ 31,898,849	$ 99,573,215	$ 8,272,220
Net realized gain on investment transactions	899	53,621	5
Net increase in net assets resulting from operations	31,899,748	99,626,836	8,272,225
Distributions to unit/shareholders:			
From net investment income			
ILA Units	(22,441,657)	(61,589,182)	(5,639,219)
ILA Administration Units	(3,225,200)	(12,782,137)	(124,754)
ILA Service Units	(4,238,873)	(12,096,608)	(1,685,602)
ILA Class B Units	(661,432)	—	—
ILA Class C Units	(345,169)	—	—
ILA Cash Management Shares	(987,417)	(13,158,909)	(822,650)
Total distributions to unit/shareholders	(31,899,748)	(99,626,836)	(8,272,225)
From units/share transactions (at $1.00 per unit/share):			
Proceeds from sales of units/shares	6,253,520,809	11,314,729,228	907,377,028
Reinvestment of dividends and distributions	26,222,445	94,301,810	6,597,038
Cost of units/shares repurchased	(6,383,595,955)	(11,863,367,889)	(925,146,088)
Net increase (decrease) in net assets resulting from unit/share transactions	(103,852,701)	(454,336,851)	(11,172,022)
Total increase (decrease)	(103,852,701)	(454,336,851)	(11,172,022)
Net assets:			
Beginning of year	896,343,643	2,736,728,908	221,861,862
End of year	$ 792,490,942	$ 2,282,392,057	$ 210,689,840

The accompanying notes are an integral part of these financial statements.

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
$ 37,884,927	$ 12,302,951	$ 213,972,050	$ 45,288,996	$ 10,638,404	$ 5,875,780
182,581	614,725	872,254	168,005	25,644	—
38,067,508	12,917,676	214,844,304	45,457,001	10,664,048	5,875,780
(13,414,679)	(6,853,041)	(145,906,021)	(34,751,013)	(8,468,336)	(3,533,285)
(531,440)	(761,235)	(25,607,269)	(4,801,620)	(967,991)	(1,856,271)
(24,052,611)	(4,851,734)	(9,130,498)	(571,009)	(4,374)	(22,309)
—	—	—	—	—	—
—	—	—	—	—	—
(68,778)	(451,666)	(34,200,516)	(5,165,354)	(1,197,703)	(463,915)
(38,067,508)	(12,917,676)	(214,844,304)	(45,288,996)	(10,638,404)	(5,875,780)
4,112,822,260	2,681,287,671	24,483,974,757	9,577,998,608	1,873,360,182	1,342,180,086
8,434,492	6,911,730	196,409,914	39,722,805	9,708,587	5,525,675
(3,193,922,446)	(2,537,358,030)	(24,970,528,512)	(9,697,928,616)	(2,193,812,231)	(1,339,010,981)
927,334,306	150,841,371	(290,143,841)	(80,207,203)	(310,743,462)	8,694,780
927,334,306	150,841,371	(290,143,841)	(80,039,198)	(310,717,818)	8,694,780
894,974,877	338,616,105	5,898,649,947	2,141,951,754	749,694,607	272,698,449
$ 1,822,309,183	$ 489,457,476	$ 5,608,506,106	$ 2,061,912,556	$ 438,976,789	$ 281,393,229

Notes to Financial Statements

December 31, 2002

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs—Institutional Liquid Assets Portfolios, collectively ''ILA'' or ''Portfolios,'' or individually, a ''Portfolio.'' ILA consists of nine portfolios: Prime Obligations, Money Market, Government, Treasury Obligations, Treasury Instruments, Federal, Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios. All the Portfolios are diversified except for the Tax-Exempt California and Tax-Exempt New York Portfolios. All ILA Portfolios offer ILA Units, ILA Administration Units, ILA Service Units and ILA Cash Management Shares. In addition, Prime Obligations offers ILA Class B and C Units. The investment objective of the Portfolios is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments. The Tax-Exempt Portfolios seek to provide unit/shareholders, to the extent consistent with the preservation of capital and prescribed portfolio standards, with a high level of income exempt from federal income tax by investing primarily in municipal instruments.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by ILA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—

ILA uses the amortized-cost method for valuing portfolio securities, which approximates market value. Under this method, all investments purchased at a discount or at a premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—

Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class specific expenses) and realized gains or losses are allocated daily to each class of units/shares of the Portfolios based upon the relative proportion of net assets of each class.

C. Federal Taxes—

It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all investment company taxable and tax-exempt income to its unit/shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to unit/shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly by the Portfolios.

The characterization of distributions to unit/shareholders for financial reporting purposes is determined in accordance with income tax rules. There were no significant book-to-tax differences. Each Portfolio has distributed substantially all of its current year income and realized gains. The tax character of distributions paid during 2002 and 2001 was from ordinary income for Prime Obligations, Money Market, Government, Treasury Obligations,

2. Significant Accounting Policies (continued)

Treasury Instruments and Federal Portfolios and from tax-exempt income for the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios. At December 31, 2002 (tax year end), the following Portfolio had a capital loss carryforward for U.S. federal tax purposes of approximately:

Portfolio	Amount	Years of Expiration
Tax-Exempt California	$9,000	2007 to 2008

This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations. During the year ended December 31, 2002, Prime Obligations Portfolio, Tax Exempt Diversified Portfolio and Tax-Exempt New York Portfolio utilized capital loss carryforwards in the amounts of $760, $3,947 and $6,851, respectively.

The amortized cost for each Portfolio stated in the accompanying Statements of Assets and Liabilities also represents aggregate cost for federal income tax purposes.

D. Expenses—

Expenses incurred by the Portfolios which do not specifically relate to an individual Portfolio of ILA are generally allocated to the Portfolios on a straight-line or pro rata basis depending upon the nature of the expense.

Unit/Shareholders of ILA Administration, ILA Service, ILA Class B, ILA Class C and ILA Cash Management Share classes bear all expenses and fees paid to service organizations under Distribution and Service and Administration and Service Plans as described in footnote 3. Each class of units/shares of the Portfolios separately bears its respective class-specific Transfer Agency fees.

E. Forward Commitment Transactions—

The Portfolios may enter into forward commitments. These transactions involve a commitment by a Portfolio to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement. As a result of entering into these transactions, the Portfolios are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—

Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price.

During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Portfolios, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Portfolios' custodian or designated subcustodians under triparty repurchase agreements.

3. Agreements

Goldman Sachs Asset Management ("GSAM"), a business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), acts as investment adviser (the "Adviser") pursuant to an Investment Management Agreement (the "Agreement"). Under the Agreement, GSAM, subject to the general supervision by the Trust's Board of Trustees, manages the Portfolios. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Portfolio's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.35% of each Portfolios' average daily net assets.

Notes to Financial Statements (continued)

December 31, 2002

3. Agreements (continued)

GSAM has voluntarily agreed to reduce or limit the total operating expenses of each Portfolio (excluding Distribution and Service fees, Administration, Cash Management and Service plan fees, taxes, interest, brokerage commissions, litigation, indemnification, shareholder meeting and other extraordinary expenses) such that total operating expenses will not exceed 0.43% of the average daily net assets of each Portfolio.

For the year ended December 31, 2002, the Portfolios' Adviser has voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Portfolios have entered into certain offset arrangements with the custodian resulting in a reduction in the Portfolios' expenses. These expense reductions were as follows (in thousands):

Portfolio	Expense Reimburse-ments	Custody Fee Reductions	B&C Distribution and Service Fee Waiver	CMS Distribution Fee Waiver	CMS Service Fee Waiver	Total
Prime Obligations	$ 53	$ —	$20	$ 70	$ —	$ 143
Money Market	—	1	—	1,352	—	1,353
Government	200	1	—	78	—	279
Treasury Obligations	—	1	—	421	—	422
Treasury Instruments	75	1	—	48	—	124
Federal	—	3	—	3,717	—	3,720
Tax-Exempt Diversified	—	161	—	1,145	666	1,972
Tax-Exempt California	11	47	—	248	144	450
Tax-Exempt New York	91	29	—	250	145	515

The Trust, on behalf of each Portfolio that offers Class B Units and Class C Units, has adopted a Distribution and Service Plan. The Trust on behalf of each Portfolio that offers Cash Management Shares has adopted a Distribution Plan. Under the respective Distribution and Service Plan and Distribution Plan,

Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from each Portfolio for distribution services and personal and account maintenance fees equal to, on an annual basis, 0.75% and 0.25%, respectively, of the average daily net assets attributable to Class B and Class C Units and for distribution services equal to, on an annual basis 0.50% of the average daily net assets attributable to Cash Management Shares. GSAM has voluntarily agreed to waive a portion of the Distribution fees equal to 0.43%, on an annual basis, of the average daily net assets attributable to Cash Management Shares. As of November 12, 2002, GSAM has voluntarily agreed to waive the personal and account maintenance fees attributable to Class B Units and Class C Units.

Goldman Sachs acts as ILA's distributor under a Distribution Agreement for which it receives no compensation except for a portion of the ILA Prime Obligations Class B, Class C and Service Units contingent deferred sales charges. Goldman Sachs has advised the Portfolio that it retained approximately $1,000, $8,000 and $2,000, respectively, for Class B, Class C and Service Units for the year ended December 31, 2002.

Goldman Sachs also serves as the Transfer Agent and is entitled to a fee calculated daily and payable monthly at an annual rate of 0.04% of the average daily net assets of each class.

The Trust, on behalf of each Portfolio, has adopted Administration and Service Plans. These plans allow for ILA Administration Units, ILA Service Units and ILA Cash Management Shares, to compensate service organizations including affiliates of Goldman Sachs for providing varying levels of account administration and unitholder/shareholder liaison services to their customers who are beneficial owners of such units. The Administration and Service Units and Cash Management Shares Service Plans provide for compensation to the service organizations in an amount up to 0.15%, 0.40% and 0.50% (on an

3. Agreements (continued)

annualized basis), respectively, of the average daily net asset value of the respective units/shares. GSAM has voluntarily agreed to limit Cash Management Share administration services and personal and account maintenance fees for the Tax-Exempt Diversified, Tax-Exempt California and Tax-Exempt New York Portfolios to 0.25%, on an annual basis, of the average daily net assets of the Cash Management Shares for the respective Portfolios. Effective December 4, 2002, GSAM voluntarily agreed to limit Service Unit Service Fees for the Tax-Exempt California and Tax-Exempt New York Portfolios to 0.32%, on an annual basis, of the average daily net assets of the Service Units for the respective Portfolios.

At December 31, 2002, the amounts owed to affiliates were as follows (in thousands):

Portfolio	Management	Distribution and Service	Transfer Agent	Affiliated Dealers	Total
Prime Obligations	$ 282	$ 38	$ 32	$ 63	$ 415
Money Market	562	14	64	158	798
Government	57	1	6	5	69
Treasury Obligations	784	5	89	2	880
Treasury Instruments	160	1	18	5	184
Federal	1,108	42	127	414	1,691
Tax-Exempt Diversified	525	16	60	114	715
Tax-Exempt California	152	3	17	24	196
Tax-Exempt New York	80	3	9	15	107

4. Line of Credit Facility

The Portfolios participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangements, the Portfolios must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Portfolios based on the amount of the commitment which has not been utilized. During the year ended December 31, 2002, the Portfolios did not have any borrowings under this facility.

5. Joint Repurchase Agreement Accounts

The ILA Portfolios, together with other registered investment companies having management agreements with GSAM or its affiliates, may transfer uninvested cash balances into joint accounts, the daily aggregate balances of which are invested in one or more repurchase agreements.

At December 31, 2002, the Prime Obligations, Money Market, Government and Treasury Obligations Portfolios had undivided interests in the following Joint Repurchase Agreement Account I, which equaled $106,700,000, $63,100,000, $47,700,000 and $1,054,400,000 in principal amount, respectively. At December 31, 2002, the repurchase agreements held in Joint Repurchase Agreement Account I were fully collateralized by U.S. Treasury obligations.

Joint Repurchase Agreement Account I

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Barclays Capital PLC				
	$1,000,000,000	1.10%	01/02/2003	$1,000,061,111
J.P. Morgan Chase & Co., Inc.				
	1,000,000,000	1.10	01/02/2003	1,000,061,111
Morgan Stanley				
	1,000,000,000	1.08	01/02/2003	1,000,060,000
Morgan Stanley				
	500,000,000	1.12	01/02/2003	500,031,111
UBS Warburg LLC				
	999,500,000	1.08	01/02/2003	999,559,970
TOTAL	$4,499,500,000			$4,499,773,303

At December 31, 2002, the Prime Obligations and Money Market Portfolios had undivided interests in

Notes to Financial Statements (continued)
December 31, 2002

5. Joint Repurchase Agreement Accounts (continued)
the following Joint Repurchase Agreement Account II, which equaled $200,000,000 and $425,000,000 in principal amount, respectively. At December 31, 2002, the repurchase agreements held in Joint Repurchase Agreement Account II were fully collateralized by Federal Agency obligations.

Joint Repurchase Agreement Account II

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC				
	$ 460,600,000	1.20%	01/02/2003	$ 460,630,707
Banc of America Securities LLC				
	750,000,000	1.26	01/02/2003	750,052,500
Barclays Capital PLC				
	500,000,000	1.25	01/02/2003	500,034,722
Bear Stearns Companies, Inc.				
	1,000,000,000	1.25	01/02/2003	1,000,069,444
Deutsche Bank Securities, Inc.				
	500,000,000	1.25	01/02/2003	500,034,722
Greenwich Capital				
	1,500,000,000	1.25	01/02/2003	1,500,104,167
J.P. Morgan Chase & Co., Inc.				
	1,000,000,000	1.24	01/02/2003	1,000,068,889
Lehman Brothers				
	1,400,000,000	1.27	01/02/2003	1,400,098,778
Morgan Stanley				
	1,579,400,000	1.25	01/02/2003	1,579,509,681
UBS Warburg LLC				
	2,500,000,000	1.25	01/02/2003	2,500,173,611
TOTAL	$11,190,000,000			$11,190,777,221

6. Portfolio Concentrations
As a result of the Tax-Exempt Portfolios' ability to invest a large percentage of their assets in obligations of issuers within certain states, they are subject to possible concentration risks associated with economic, political or legal developments or industrial or regional matters specifically affecting such states.

7. Other Matters
Pursuant to Securities and Exchange Commission ("SEC") exemptive orders, certain Portfolios may enter into certain principal transactions with Goldman Sachs.

In early 2002, SEC registration fee rates were reduced retroactive effective to October 1, 2001, and the Treasury Obligations and Treasury Instruments Portfolios were subsequently refunded the difference in 2001 fees between the prior and reduced rates. As the Adviser had previously reimbursed these two Portfolios in 2001 for all expenses above stated percentages of net assets, including the registration fees at the previous higher rates, the recovery of the excess 2001 registration fees were in turn repaid by the Treasury Obligations and Treasury Instruments Portfolios to the Adviser in the amounts of $154,132 and $14,158, respectively, recorded as a reduction of their originally recorded SEC fee liability.

8. Certain Reclassifications
In order to present the capital accounts on a tax basis, the Tax-Exempt New York and the Tax-Exempt Diversified Portfolios reclassified $8,108 and $123,398, respectively, from accumulated net realized gain on investment transactions to paid-in capital. These reclassifications have no impact on the net asset value of the Portfolios. These reclassifications resulted primarily from redemptions utilized as distributions. All taxable Portfolios reclassified all capital gains recognized in the fiscal year ended December 31, 2002 from accumulated net realized gain on investment transactions to undistributed net investment income.

Goldman Sachs Institutional Liquid Assets Portfolios—Tax information (unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the ILA Tax-Exempt Diversified Portfolio designates $123,398 of redemptions utilized as distributions of long-term capital gain dividends for the year ended December 31, 2002.

During the year ended December 31, 2002, 100% of the distributions from net investment income paid by ILA Tax-Exempt California Portfolio, ILA Tax-Exempt Diversified Portfolio and ILA Tax-Exempt New York Portfolio were exempt-interest dividends and, as such, are not subject to U.S. federal income tax.

Notes to Financial Statements (continued)

December 31, 2002

9. Summary of Unit/Share Transactions (at $1.00 per unit/share)

Unit/share activity for the year ended December 31, 2002 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	5,690,955,419	3,028,094,841	312,332,839
Reinvestment of dividends and distributions	6,962,902	13,838,496	1,172,708
Units repurchased	(5,567,851,804)	(3,372,902,486)	(356,473,528)
	130,066,517	(330,969,149)	(42,967,981)
ILA Administration Units:			
Units sold	403,294,725	2,136,968,470	48,653,858
Reinvestment of dividends and distributions	1,007,942	5,413,248	70,449
Units repurchased	(450,183,792)	(2,106,708,730)	(43,352,957)
	(45,881,125)	35,672,988	5,371,350
ILA Service Units:			
Units sold	624,337,461	3,239,741,598	140,734,311
Reinvestment of dividends and distributions	1,464,236	3,731,405	606,780
Units repurchased	(598,591,615)	(3,253,895,084)	(117,963,237)
	27,210,082	(10,422,081)	23,377,854
ILA Class B Units:			
Units sold	40,730,168	—	—
Reinvestment of dividends and distributions	146,317	—	—
Units repurchased	(33,703,454)	—	—
	7,173,031	—	—
ILA Class C Units:			
Units sold	72,929,732	—	—
Reinvestment of dividends and distributions	68,030	—	—
Units repurchased	(70,151,891)	—	—
	2,845,871	—	—
ILA Cash Management Shares:			
Shares sold	47,919,497	1,216,986,624	85,462,235
Reinvestment of dividends and distributions	79,600	2,806,483	68,470
Shares repurchased	(62,629,128)	(1,388,395,723)	(89,028,163)
	(14,630,031)	(168,602,616)	(3,497,458)
Net increase (decrease) in units / shares	106,784,345	(474,320,858)	(17,716,235)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
3,308,538,099	1,108,836,682	7,619,826,145	4,250,073,134	1,068,984,426	462,848,552
3,793,790	1,478,073	31,255,631	10,445,779	3,061,536	1,150,023
(3,438,034,520)	(1,209,895,726)	(8,932,113,326)	(4,578,474,322)	(1,018,506,269)	(457,654,567)
(125,702,631)	(99,580,971)	(1,281,031,550)	(317,955,409)	53,539,693	6,344,008
108,375,542	255,670,504	5,191,772,332	2,901,382,353	527,639,101	468,524,955
128,260	275,218	10,958,698	3,234,464	660,230	783,167
(105,532,618)	(248,878,366)	(5,282,941,577)	(2,860,287,887)	(499,937,186)	(485,933,540)
2,971,184	7,067,356	(80,210,547)	44,328,930	28,362,145	(16,625,418)
3,323,316,221	1,167,320,701	2,329,144,155	67,266,910	6,902,770	201,500
50,090	9,980	2,343,095	183,338	10	1,364
(2,480,647,526)	(983,794,005)	(2,343,320,159)	(107,731,347)	(6,702,714)	(395,000)
842,718,785	183,536,676	(11,832,909)	(40,281,099)	200,066	(192,136)
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
426,489,613	36,932,045	3,658,787,112	1,242,910,262	212,714,237	216,627,087
12,994	83,313	7,412,331	1,945,064	357,967	380,924
(338,353,418)	(45,725,307)	(4,142,107,716)	(1,274,198,914)	(223,007,752)	(203,346,352)
88,149,189	(8,709,949)	(475,908,273)	(29,343,588)	(9,935,548)	13,661,659
808,136,527	82,313,112	(1,848,983,279)	(343,251,166)	72,166,356	3,188,113

Notes to Financial Statements (continued)

December 31, 2002

9. Summary of Unit/Share Transactions (at $1.00 per unit/share) (continued)

Unit/share activity for the year ended December 31, 2001 is as follows:

	Prime Obligations Portfolio	Money Market Portfolio	Government Portfolio
ILA Units:			
Units sold	4,917,440,587	4,839,421,838	628,047,079
Reinvestment of dividends and distributions	18,628,398	57,673,146	4,605,468
Units repurchased	(5,077,303,833)	(5,494,587,123)	(633,929,459)
	(141,234,848)	(597,492,139)	(1,276,912)
ILA Administration Units:			
Units sold	513,606,909	1,526,724,967	44,282,868
Reinvestment of dividends and distributions	2,708,409	12,209,160	40,015
Units repurchased	(463,676,719)	(1,466,296,424)	(38,858,123)
	52,638,599	72,637,703	5,464,760
ILA Service Units:			
Units sold	635,044,694	3,264,077,613	56,306,272
Reinvestment of dividends and distributions	3,565,313	11,873,984	1,634,550
Units repurchased	(656,320,342)	(3,309,602,054)	(50,874,013)
	(17,710,335)	(33,650,457)	7,066,809
ILA Class B Units:			
Units sold	43,950,559	—	—
Reinvestment of dividends and distributions	598,394	—	—
Units repurchased	(32,150,698)	—	—
	12,398,255	—	—
ILA Class C Units:			
Units sold	34,623,313	—	—
Reinvestment of dividends and distributions	296,727	—	—
Units repurchased	(30,330,047)	—	—
	4,589,993	—	—
ILA Cash Management Shares:			
Shares sold	108,854,747	1,684,504,810	178,740,809
Reinvestment of dividends and distributions	425,204	12,545,520	317,005
Shares repurchased	(123,814,316)	(1,592,882,288)	(201,484,493)
	(14,534,365)	104,168,042	(22,426,679)
Net increase (decrease) in units/shares	(103,852,701)	(454,336,851)	(11,172,022)

Treasury Obligations Portfolio	Treasury Instruments Portfolio	Federal Portfolio	Tax-Exempt Diversified Portfolio	Tax-Exempt California Portfolio	Tax-Exempt New York Portfolio
1,477,606,077	1,134,349,157	12,550,889,085	6,047,885,143	1,287,887,516	718,126,768
7,850,008	5,712,552	130,599,696	30,318,496	7,711,334	3,200,674
(1,445,918,031)	(1,137,910,724)	(13,807,230,167)	(6,471,136,379)	(1,640,968,254)	(775,335,319)
39,538,054	2,150,985	(1,125,741,386)	(392,932,740)	(345,369,404)	(54,007,877)
146,771,775	192,303,400	4,293,500,305	1,735,471,837	282,422,424	483,293,473
460,264	730,661	24,790,023	4,234,155	849,341	1,844,523
(145,731,561)	(196,067,155)	(3,893,706,059)	(1,513,309,050)	(240,485,572)	(451,129,376)
1,500,478	(3,033,094)	424,584,269	226,396,942	42,786,193	34,008,620
2,483,940,668	1,296,421,487	2,573,594,343	120,892,122	1,430,214	1,424,829
57,688	22,292	7,836,007	345,752	27	21,758
(1,597,636,104)	(1,153,455,708)	(2,567,682,753)	(98,167,259)	(1,409,341)	(1,434,686)
886,362,252	142,988,071	13,747,597	23,070,615	20,900	11,901
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
—	—	—	—	—	—
4,503,740	58,213,627	5,065,991,024	1,673,749,506	301,620,028	139,335,016
66,532	446,225	33,184,188	4,824,402	1,147,885	458,720
(4,636,750)	(49,924,443)	(4,701,909,533)	(1,615,315,928)	(310,949,064)	(111,111,600)
(66,478)	8,735,409	397,265,679	63,257,980	(8,181,151)	28,682,136
927,334,306	150,841,371	(290,143,841)	(80,207,203)	(310,743,462)	8,694,780

Financial Highlights

Selected Data for a Unit/Share Outstanding Throughout Each Period

Prime Obligations Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total[b] return | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.45%	$ 573,280	0.43%	1.42%	0.44%	1.41%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.30	77,988	0.58	1.29	0.59	1.28
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.05	179,945	0.83	1.03	0.84	1.02
2002-ILA B Units	1.00	—(c)	—(c)	1.00	0.48	39,904	1.39	0.46	1.44	0.41
2002-ILA C Units	1.00	—(c)	—(c)	1.00	0.48	18,241	1.39	0.47	1.44	0.42
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.87	9,917	1.00	0.90	1.44	0.46
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.79	443,213	0.43	3.70	0.43	3.70
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.63	123,869	0.58	3.38	0.58	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.38	152,735	0.83	3.25	0.83	3.25
2001-ILA B Units	1.00	0.03	(0.03)	1.00	2.76	32,731	1.43	2.51	1.43	2.51
2001-ILA C Units	1.00	0.03	(0.03)	1.00	2.76	15,396	1.43	2.56	1.43	2.56
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.20	24,547	1.00	3.34	1.43	2.91
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.14	584,448	0.43	5.94	0.43	5.94
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.98	71,230	0.58	5.87	0.58	5.87
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.72	170,446	0.83	5.63	0.83	5.63
2000-ILA B Units	1.00	0.05	(0.05)	1.00	5.09	20,333	1.43	4.97	1.43	4.97
2000-ILA C Units	1.00	0.05	(0.05)	1.00	5.09	10,806	1.43	5.02	1.43	5.02
2000-ILA Cash Management Shares	1.00	0.05	(0.05)	1.00	5.54	39,081	1.00	5.46	1.43	5.03
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.90	1,095,109	0.43	4.79	0.43	4.79
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.74	40,850	0.58	4.65	0.58	4.65
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.48	92,975	0.83	4.33	0.83	4.33
1999-ILA B Units	1.00	0.04	(0.04)	1.00	3.86	19,444	1.43	3.83	1.43	3.83
1999-ILA C Units	1.00	0.04	(0.04)	1.00	3.86	7,436	1.43	3.76	1.43	3.76
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.30	1	1.00	4.44	1.43	4.01
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.32	837,185	0.43	5.19	0.43	5.19
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.16	38,836	0.58	5.05	0.58	5.05
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.90	119,309	0.83	4.79	0.83	4.79
1998-ILA B Units	1.00	0.04	(0.04)	1.00	4.27	14,412	1.43	4.07	1.43	4.07
1998-ILA C Units	1.00	0.04	(0.04)	1.00	4.27	6,814	1.43	4.13	1.43	4.13
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69(d)	2	0.93(d)	4.81(d)	1.43(d)	4.31(d)

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

(c) Less than $.005 per unit.

(d) Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Money Market Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.02	$(0.02)	$1.00	1.53%	$ 825,207	0.41%	1.53%	0.41%	1.53%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.37	429,751	0.56	1.36	0.56	1.36
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.12	302,354	0.81	1.12	0.81	1.12
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.95	250,759	0.98	0.98	1.41	0.55
2001-ILA Units	1.00	0.04	(0.04)	1.00	4.02	1,156,176	0.41	4.13	0.41	4.13
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.87	394,078	0.56	3.73	0.56	3.73
2001-ILA Service Units	1.00	0.04	(0.04)	1.00	3.61	312,776	0.81	3.55	0.81	3.55
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.43	419,362	0.98	3.33	1.41	2.90
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.18	1,753,668	0.41	6.05	0.41	6.05
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	6.02	321,440	0.56	6.12	0.56	6.12
2000-ILA Service Units	1.00	0.06	(0.06)	1.00	5.76	346,427	0.81	5.63	0.81	5.63
2000-ILA Cash Management Shares	1.00	0.06	(0.06)	1.00	5.60	315,194	0.98	5.72	1.41	5.29
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.92	1,346,765	0.41	4.80	0.41	4.80
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.76	6,961	0.56	4.64	0.56	4.64
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.50	383,932	0.81	4.42	0.81	4.42
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.32	2	0.98	4.37	1.41	3.94
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.33	1,350,317	0.40	5.17	0.43	5.14
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.17	314,327	0.55	5.04	0.58	5.01
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.91	32,349	0.80	4.79	0.83	4.76
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.69[c]	2	0.90[c]	4.80[c]	1.43[c]	4.27[c]

[a] Calculated based on the average units/shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Government Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.33%	$ 81,790	0.43%	1.34%	0.53%	1.24%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.18	11,398	0.58	1.15	0.68	1.05
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.93	81,178	0.83	0.91	0.93	0.81
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.76	18,608	1.00	0.76	1.53	0.23
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.69	124,757	0.43	3.61	0.49	3.55
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.53	6,027	0.58	2.84	0.64	2.78
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.28	57,800	0.83	3.15	0.89	3.09
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.10	22,106	1.00	3.24	1.49	2.75
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.05	126,034	0.43	5.84	0.48	5.79
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.89	562	0.58	5.57	0.63	5.52
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.63	50,733	0.83	5.42	0.88	5.37
2000-ILA Cash Management Shares	1.00	0.05	(0.05)	1.00	5.50	44,533	1.00	5.60	1.48	5.12
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.77	205,244	0.43	4.64	0.45	4.62
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.61	3,265	0.58	4.42	0.60	4.40
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.35	79,847	0.83	4.24	0.85	4.22
1999-ILA Cash Management Shares	1.00	0.04	(0.04)	1.00	4.18	153	1.00	4.68	1.45	4.23
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.21	383,243	0.43	5.09	0.45	5.07
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.05	7,692	0.58	4.94	0.60	4.92
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.79	105,732	0.83	4.67	0.85	4.65
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.03	(0.03)	1.00	4.57[c]	2	0.93[c]	4.60[c]	1.45[c]	4.08[c]

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on porfolio distributions.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Obligations Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.42%	$ 297,858	0.41%	1.36%	0.41%	1.36%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.27	19,567	0.56	1.19	0.56	1.19
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.02	2,222,340	0.81	0.93	0.81	0.93
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.85	90,681	0.98	0.77	1.41	0.34
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.61	423,561	0.43	3.43	0.44	3.42
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.46	16,595	0.58	3.39	0.59	3.38
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.20	1,379,621	0.83	2.70	0.84	2.69
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.03	2,532	1.00	3.09	1.44	2.65
2000-ILA Units	1.00	0.06	(0.06)	1.00	5.95	384,023	0.42	5.77	0.42	5.77
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.79	15,095	0.57	5.51	0.57	5.51
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.52	493,259	0.82	5.49	0.82	5.49
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.33	2,598	0.99[c]	5.53[c]	1.42[c]	5.10[c]
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.63	404,299	0.42	4.50	0.42	4.50
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.48	42,334	0.57	4.35	0.57	4.35
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.22	264,787	0.82	4.19	0.82	4.19
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.15	734,553	0.42	4.96	0.43	4.95
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.99	80,464	0.57	4.88	0.58	4.87
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.73	35,432	0.82	4.67	0.83	4.66

[a] Calculated based on the average units/shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

53

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Treasury Instruments Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.33%	$103,658	0.43%	1.26%	0.44%	1.25%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.17	25,910	0.58	1.09	0.59	1.08
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.92	430,601	0.83	0.84	0.84	0.83
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.75	11,602	1.00	0.68	1.44	0.24
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.59	203,239	0.43	3.49	0.47	3.45
2001-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.43	18,842	0.58	3.23	0.62	3.19
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.18	247,064	0.83	2.67	0.87	2.63
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.00	20,312	1.00	2.63	1.47	2.16
2000-ILA Units	1.00	0.05	(0.05)	1.00	5.62	201,088	0.43	5.49	0.45	5.47
2000-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.46	21,875	0.58	5.20	0.60	5.18
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.20	104,076	0.83	4.96	0.85	4.94
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.21	11,577	1.00[c]	5.22[c]	1.45[c]	4.77[c]
1999-ILA Units	1.00	0.04	(0.04)	1.00	4.38	224,609	0.43	4.29	0.43	4.29
1999-ILA Administration Units	1.00	0.04	(0.04)	1.00	4.22	32,162	0.58	4.09	0.58	4.09
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	3.96	306,483	0.83	3.90	0.83	3.90
1998-ILA Units	1.00	0.05	(0.05)	1.00	4.96	341,476	0.30	4.83	0.43	4.70
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.80	131,685	0.45	4.68	0.58	4.55
1998-ILA Service Units	1.00	0.04	(0.04)	1.00	4.54	374,128	0.70	4.43	0.83	4.30

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Federal Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.47%	$1,814,911	0.41%	1.47%	0.41%	1.47%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	1.32	964,512	0.56	1.31	0.56	1.31
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	1.06	279,916	0.81	1.05	0.81	1.05
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.89	700,184	0.98	0.90	1.41	0.47
2001-ILA Units	1.00	0.04	(0.04)	1.00	3.90	3,095,942	0.41	3.96	0.41	3.96
2001-ILA Administration Units	1.00	0.04	(0.04)	1.00	3.74	1,044,722	0.56	3.45	0.56	3.45
2001-ILA Service Units	1.00	0.03	(0.03)	1.00	3.48	291,750	0.81	3.38	0.81	3.38
2001-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.31	1,176,092	0.98	3.23	1.41	2.80
2000-ILA Units	1.00	0.06	(0.06)	1.00	6.03	4,221,684	0.40	5.90	0.40	5.90
2000-ILA Administration Units	1.00	0.06	(0.06)	1.00	5.87	620,138	0.55	6.01	0.55	6.01
2000-ILA Service Units	1.00	0.05	(0.05)	1.00	5.61	278,002	0.80	5.48	0.80	5.48
2000-ILA Cash Management Shares (commenced August 1)	1.00	0.02	(0.02)	1.00	2.36	778,826	1.00(c)	5.59(c)	1.43(c)	5.16(c)
1999-ILA Units	1.00	0.05	(0.05)	1.00	4.81	3,171,330	0.41	4.72	0.41	4.72
1999-ILA Administration Units	1.00	0.05	(0.05)	1.00	4.66	836	0.56	4.46	0.56	4.46
1999-ILA Service Units	1.00	0.04	(0.04)	1.00	4.39	284,382	0.81	4.30	0.81	4.30
1998-ILA Units	1.00	0.05	(0.05)	1.00	5.25	2,625,705	0.34	5.10	0.42	5.02
1998-ILA Administration Units	1.00	0.05	(0.05)	1.00	5.09	508,297	0.49	4.97	0.57	4.89
1998-ILA Service Units	1.00	0.05	(0.05)	1.00	4.83	53,994	0.74	4.71	0.82	4.63

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a unitholder/shareholder would pay on portfolio distributions.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

55

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt Diversified Portfolio

	Net asset value, beginning of period	Net investment income[a]	Distributions to unit/ shareholders	Net asset value, end of period	Total return[b]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions	
									Ratio of expenses to average net assets	Ratio of net investment income to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.11%	$ 1,022,037	0.41%	1.11%	0.42%	1.10%
2002-ILA Administration Units.	1.00	0.01	(0.01)	1.00	0.96	401,548	0.56	0.96	0.57	0.95
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.71	34,183	0.81	0.70	0.82	0.69
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.79	261,051	0.73	0.78	1.42	0.09
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.44	1,339,898	0.40	2.43	0.41	2.42
2001-ILA Administration Units.	1.00	0.02	(0.02)	1.00	2.28	357,182	0.55	2.03	0.56	2.02
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	2.03	74,461	0.80	1.83	0.81	1.82
2001-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	1.85	290,372	0.97	1.82	1.41	1.38
2000-ILA Units	1.00	0.04	(0.04)	1.00	3.74	1,732,707	0.41	3.67	0.42	3.66
2000-ILA Administration Units.	1.00	0.04	(0.04)	1.00	3.58	130,767	0.56	3.64	0.57	3.63
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	3.33	51,389	0.81	3.26	0.82	3.25
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.19	227,089	0.98	3.32	1.42	2.88
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.89	1,734,623	0.42	2.85	0.42	2.85
1999-ILA Administration Units.	1.00	0.03	(0.03)	1.00	2.73	28,084	0.57	2.66	0.57	2.66
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.48	20,991	0.82	2.41	0.82	2.41
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.30	2	0.99	2.51	1.42	2.08
1998-ILA Units	1.00	0.03	(0.03)	1.00	3.17	1,562,285	0.35	3.12	0.41	3.06
1998-ILA Administration Units.	1.00	0.03	(0.03)	1.00	3.02	26,509	0.50	2.98	0.56	2.92
1998-ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	37,850	0.75	2.72	0.81	2.66
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.61[c]	2	0.85[c]	2.66[c]	1.41[c]	2.10[c]

(a) Calculated based on the average units/shares outstanding methodology.

(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.

(c) Annualized.

The accompanying notes are an integral part of these financial statements.

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt California Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/ shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	1.00%	$359,166	0.43%	0.99%	0.44%	0.98%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.85	98,643	0.58	0.84	0.59	0.83
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.60	284	0.83	0.61	0.84	0.60
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.68	53,050	0.75	0.67	1.44	(0.02)
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.08	305,626	0.43	2.13	0.45	2.11
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	1.92	70,281	0.58	1.82	0.60	1.80
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.67	84	0.83	1.84	0.85	1.82
2001-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	1.50	62,986	1.00	1.53	1.45	1.08
2000-ILA Units	1.00	0.03	(0.03)	1.00	3.17	650,980	0.42	3.08	0.43	3.07
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.02	27,490	0.56	2.99	0.57	2.98
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	2.76	63	0.82	2.22	0.83	2.21
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	2.63	71,162	0.98	2.74	1.42	2.30
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.60	895,469	0.42	2.58	0.42	2.58
1999-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.45	8,910	0.57	2.38	0.57	2.38
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.19	27,229	0.82	2.39	0.82	2.39
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.02	1	0.99	2.15	1.42	1.72
1998-ILA Units	1.00	0.03	(0.03)	1.00	2.84	584,615	0.41	2.79	0.41	2.79
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.68	512	0.56	2.84	0.56	2.84
1998-ILA Service Units	1.00	0.02	(0.02)	1.00	2.43	2	0.81	2.48	0.81	2.48
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.25[c]	2	0.91[c]	2.37[c]	1.41[c]	1.87[c]

[a] Calculated based on the average units/shares outstanding methodology.
[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
[c] Annualized.

The accompanying notes are an integral part of these financial statements.

Goldman Sachs Trust—Institutional Liquid Assets Portfolios

Financial Highlights (continued)

Selected Data for a Unit/Share Outstanding Throughout Each Period

Tax-Exempt New York Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to unit/shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets
For the Years Ended December 31,										
2002-ILA Units	$1.00	$0.01	$(0.01)	$1.00	0.99%	$128,959	0.43%	0.98%	0.47%	0.94%
2002-ILA Administration Units	1.00	0.01	(0.01)	1.00	0.83	99,406	0.58	0.83	0.62	0.79
2002-ILA Service Units	1.00	0.01	(0.01)	1.00	0.59	123	0.83	0.58	0.87	0.54
2002-ILA Cash Management Shares	1.00	0.01	(0.01)	1.00	0.66	56,104	0.75	0.66	1.47	(0.06)
2001-ILA Units	1.00	0.02	(0.02)	1.00	2.23	122,610	0.43	2.27	0.47	2.23
2001-ILA Administration Units	1.00	0.02	(0.02)	1.00	2.07	116,028	0.58	2.04	0.62	2.00
2001-ILA Service Units	1.00	0.02	(0.02)	1.00	1.81	315	0.83	2.08	0.87	2.04
2001-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	1.64	42,440	1.00	1.50	1.47	1.03
2000-ILA Units	1.00	0.04	(0.04)	1.00	3.57	176,618	0.43	3.51	0.47	3.47
2000-ILA Administration Units	1.00	0.03	(0.03)	1.00	3.41	82,019	0.58	3.44	0.62	3.40
2000-ILA Service Units	1.00	0.03	(0.03)	1.00	3.15	303	0.83	3.33	0.87	3.29
2000-ILA Cash Management Shares	1.00	0.03	(0.03)	1.00	3.02	13,758	1.00	3.15	1.47	2.68
1999-ILA Units	1.00	0.03	(0.03)	1.00	2.76	160,301	0.43	2.73	0.44	2.72
1999-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.60	37,836	0.58	2.61	0.59	2.60
1999-ILA Service Units	1.00	0.02	(0.02)	1.00	2.35	2	0.83	2.29	0.84	2.28
1999-ILA Cash Management Shares	1.00	0.02	(0.02)	1.00	2.17	2	1.00	2.34	1.44	1.90
1998-ILA Units	1.00	0.03	(0.03)	1.00	3.02	122,550	0.36	2.96	0.51	2.81
1998-ILA Administration Units	1.00	0.03	(0.03)	1.00	2.87	21,580	0.51	2.85	0.66	2.70
1998-ILA Service Units	1.00	0.03	(0.03)	1.00	2.61	2	0.76	2.61	0.91	2.46
1998-ILA Cash Management Shares (commenced May 1)	1.00	0.02	(0.02)	1.00	2.46[c]	1	0.86[c]	2.56[c]	1.51[c]	1.91[c]

(a) Calculated based on the average units/shares outstanding methodology.
(b) Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period.
(c) Annualized.

The accompanying notes are an integral part of these financial statements.

58

Report of Independent Accountants

To the Board of Trustees of Goldman Sachs Trust and the Unitholders and Shareholders of Institutional Liquid Assets Portfolios:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Prime Obligations Portfolio, Money Market Portfolio, Government Portfolio, Treasury Obligations Portfolio, Treasury Instruments Portfolio, Federal Portfolio, Tax-Exempt Diversified Portfolio, Tax-Exempt California Portfolio and Tax-Exempt New York Portfolio (collectively, the ''Institutional Liquid Assets Portfolios''), portfolios of Goldman Sachs Trust at December 31, 2002, and the results of each of their operations and the changes in each of their net assets for the periods indicated and the financial highlights for each of the three periods then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Institutional Liquid Assets Portfolios' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the Institutional Liquid Assets Portfolios for the periods ended on or before December 31, 1999 were audited by other independent accountants whose report dated February 14, 2000 expressed an unqualified opinion thereon.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2003

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru **Age: 60**	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-present); Member of Cornell University Council (1992-present); Trustee of the Walnut Street Theater (1992-present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998) and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Patrick T. Harker **Age: 44**	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary Patterson McPherson **Age: 67**	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Wilma J. Smelcer **Age: 53**	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Richard P. Strubel **Age: 63**	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); the Northern Mutual Fund Complex (57 Portfolios).

Trustees and Officers (Unaudited) (continued)
Interested Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the Trust)[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 41	Trustee	Since 2002	Managing Director, Goldman, Sachs & Co. (''Goldman Sachs'') (since June 2001); President—Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-2002); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst Sanford Bernstein (February 1992-December 1998). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*James A. McNamara Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since December 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (''GSAM'') (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director—GSAM (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Kaysie P. Uniacke Age: 41	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).	61	None

** These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2002, the Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e.,''public companies'') or other investment companies registered under the Investment Company Act of 1940. Additional information about the Trustees is available in the Portfolios' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-621-2550.

Officers of the Trust*

Name, Address And Age	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 41	President & Trustee	Since 2002 Since 2001	President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001). Managing Director, Goldman Sachs (since 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (1997-2002).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); and Vice President of GSAM (April 1997-December 1999). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (since December 2000); Director of Institutional Fund Sales, Goldman Sachs Asset Management (''GSAM'') (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995). (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Managing Director, Goldman Sachs (since November 2002) Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Portfolios' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-621-2550.

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the "Trust") was held on December 16, 2002 (the "Meeting") for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0



GOLDMAN, SACHS & CO.

Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT

Investment Adviser

Goldman Sachs Funds
32 Old Slip
New York, NY 10005

ILA/AR 12/02